Royal Bank reports record fourth quarter and 2003 results

TORONTO, November 25, 2003 – Royal Bank of Canada (RY on TSX & NYSE) today announced net income of $804 million for its fourth quarter ended October 31, 2003, up $72 million or 10% from a year ago. Diluted earnings per share were $1.19, up $.14 or 13%, with approximately $.02 of the increase due to the repurchase of common shares, which is discussed on page 14. Return on equity was 18.0% compared to 16.3% a year ago. A 16% appreciation of the Canadian dollar relative to the U.S. dollar from the fourth quarter of 2002 resulted in a lower translated value of U.S. dollar-denominated earnings, reducing net income by approximately $20 million, diluted earnings per share by $.03 and return on equity by 50 basis points. The movement of the Canadian dollar relative to major currencies other than the U.S. dollar had a minimal impact on the change in our earnings this quarter compared to a year ago.

Net income for the year ended October 31, 2003 was $3,036 million, up $138 million or 5% from 2002. Diluted earnings per share were $4.43, up $.31 or 8%, with approximately $.04 of the increase due to the repurchase of common shares. The stronger Canadian dollar relative to the U.S. dollar reduced net income by $60 million and earnings per share by $.09.

Commenting on the results, Gordon M. Nixon, President & CEO, said, “We are pleased with our record net income in 2003 of $3.04 billion, and also with the record earnings in the fourth quarter, which reflect our business diversification and strong results from RBC Capital Markets, RBC Investments and RBC Insurance.”

Except as otherwise noted, the results mentioned in this document are based on U.S. GAAP financial statements. The specific provision for credit losses and the capital ratios are based on Canadian GAAP financial information. Under Canadian GAAP, fourth quarter net income was $746 million, up $80 million or 12% from a year ago, and diluted earnings per share were $1.11, up $.16 or 17%. The majority of the difference between U.S. and Canadian GAAP earnings related to gains associated with certain cash flow hedges recorded in accordance with FAS 133 under U.S. GAAP, which were not required under Canadian GAAP.

Included in this quarter’s net income was a $55 million charge ($35 million after-tax or $.06 per share) for equity losses on private equity investments. These losses related largely to the four years ended October 31, 2003 and were recognized as a result of our decision to account for certain private equity investments using the equity method rather than the previously applied cost method of accounting.

Total revenues were down $17 million from a year ago as a $200 million decline in the translated value of U.S. dollar-denominated revenues this quarter due to the appreciation of the Canadian dollar relative to the U.S. dollar more than offset the benefits of higher consumer loan volumes and capital markets-related revenues.

Non-interest expense declined $19 million or 1% from last year’s fourth quarter, as the strengthening of the Canadian dollar relative to the U.S. dollar (which reduced non-interest expense by $140 million compared to a year ago) more than offset higher variable compensation costs and pension and post-retirement benefit costs.

The specific provision for credit losses was $140 million or .26% of average loans, acceptances and reverse repurchase agreements, down from $235 million or .43% a year ago.

ROYAL BANK OF CANADA	-1-	Fourth Quarter 2003 Report

Compared to the third quarter of 2003, net income was up $28 million or 4%, reflecting higher earnings in RBC Investments and lower corporate loan loss provisions. Diluted earnings per share were 4% higher, total revenues were down 1%, non-interest expense was unchanged and the provision for credit losses was down 18%.

At October 31, 2003, the Tier 1 capital ratio was 9.7% and the Total capital ratio was 12.8%, compared to 9.3% and 12.7%, respectively, one year ago.

Chief Executive Officer’s message

I am pleased to report solid fourth quarter results, achieved despite a significant strengthening of the Canadian dollar relative to the U.S. dollar, which resulted in a lower translated value of U.S. dollar-denominated earnings and reduced net income by $20 million compared to a year ago.

I will comment on our four priorities and performance in each of those areas.

Strong fundamentals

Fourth quarter net income and diluted earnings per share were up 10% and 13%, respectively, over a year ago. The growth in earnings reflects stronger results from RBC Capital Markets, RBC Investments and RBC Insurance due to lower provisions for credit losses, improved equity markets which resulted in higher client trading volumes in the U.S. and Canadian brokerage businesses, and better reinsurance results.

As shown on page 4, our performance in 2003 met or exceeded our objectives for the year in the areas of ROE, portfolio quality and capital ratios, with ROE in line with our 17-19% target, the provision for credit losses ratio below the target range and capital ratios above our medium-term goals. However, expenses were unchanged while revenue growth was dampened by the very weak capital markets environment during the first six months of this fiscal year and the significant strengthening of the Canadian dollar this year, which lowered the translated value of U.S. dollar-denominated revenues by $495 million.

Our common shares closed the year at $63.48, up 17% from a year ago. This growth was achieved over a strong base, as we were fairly unique among the large Canadian banks in sustaining solid loan quality and financial and share price performance over the 2001-2002 period. Accordingly, as the industry’s loan quality improved this year, the S&P/TSX Composite Banks Index rose more than our shares did. We also increased common share dividends by 15% this past year. Over the past 10 years, we have provided our shareholders with a compound annual total return of 20.3%, placing us third among the 15 leading North American financial services companies to which we compare ourselves.

Our objectives for 2004 are similar to those in place in 2003, with the exception of the specific provision for credit losses ratio goal, which we are lowering to .35-.45% to reflect the improved credit markets environment, bringing it in line with our medium-term goal. We have not made any changes to our medium-term goals.

Superior client experience

We recently added a new strategic priority – “Superior client experience”. This new priority is consistent with our new vision statement – “Always earning the right to be our clients’ first choice” and it reinforces our commitment to client satisfaction, retention and growing our share of our clients’ business. To deliver a truly superior client experience we seek to serve clients the way they want to be served while providing a consistent, proactive and valued client experience across all of our distribution channels. We have spent considerable time looking at how we can better meet the needs of our clients and, in this regard, we are transforming our processes to be more simple, flexible and efficient. We are also working hard to earn more of our clients’ business by tailoring solutions that

ROYAL BANK OF CANADA	-2-	Fourth Quarter 2003 Report

include the products of more than one business segment. An example of this is the RBC Snowbird Package which provides a unique banking, insurance and out-of-country advice solution to address the needs of a targeted client segment – Snowbirds (i.e., Canadians who winter in the Southern U.S.).

Cross-enterprise leverage

Cross-enterprise leverage (previously referred to as cross-platform leverage) is about working across our businesses and functions to improve client service and offer our broad array of products and services in a more integrated fashion to our clients. It’s also about reducing costs by eliminating duplication that arises when businesses and functions operate autonomously. We have five strong business segments and a substantial client base. We are increasingly working together and offering integrated services to our clients to grow our business and operate more efficiently.

North American expansion

Our priority for the U.S. in 2003 was to enhance performance. Net income from principal U.S. acquisitions made since 2000 (RBC Centura, RBC Dain Rauscher and RBC Liberty Insurance) increased to $251 million from $232 million in 2002. This reflects strong results from RBC Dain Rauscher whose net income increased by $99 million to $102 million in 2003 due to strong performance in its brokerage and fixed income divisions as well as lower expenses, including a decline in retention compensation costs. This more than offset lower earnings at RBC Centura and RBC Liberty Insurance, which are explained on pages 7 and 8, respectively.

During 2003, we continued to grow in the U.S. in a very disciplined and focused manner through add-on acquisitions that represent good strategic, economic and cultural fits. RBC Centura announced three small, targeted acquisitions for approximately US$333 million in cash. It completed the acquisition of Admiralty Bancorp, Inc. for US$153 million, securing a footprint in the fast-growing Southern and Central Florida markets. In addition, RBC Centura closed the acquisition of the Florida branch operations of Provident Financial Group Inc. for approximately US$80 million in cash and the assumption of approximately US$22 million of net tangible liabilities on November 21, 2003, adding 13 branches to the 10 Florida branches acquired through the acquisition of Admiralty Bancorp. RBC Mortgage Company completed its acquisition of Sterling Capital Mortgage Company (SCMC) for approximately US$100 million. SCMC principally focuses on first-time home buyers and less on mortgage refinancings, providing good revenue diversification and a more stable business for RBC Mortgage. RBC Liberty Insurance and RBC Dain Rauscher acquired Kansas City-based Business Men’s Assurance Company of America and Jones & Babson Inc. from the Generali Group for US$207 million. In addition to an in-force block of approximately 135,000 traditional life insurance policies and annuities, this purchase provides us with the infrastructure to offer wealth management oriented insurance products.

I would like to acknowledge and thank the more than 60,000 employees throughout RBC Financial Group for their hard work and dedication in meeting the needs of our clients during this past year. I am honoured to work with them as we continue to earn the right to be our clients’ first choice.

Gordon M. Nixon
President & Chief Executive Officer

ROYAL BANK OF CANADA	-3-	Fourth Quarter 2003 Report

PERFORMANCE COMPARED TO OBJECTIVES

Medium-term
	2003	2003		goals
	objectives	performance	2004 objectives	(3-5 year)
1. Valuation
Maintain top quartile valuation levels:
• Share price/book value:	1st quartile of	2nd quartile of	1st quartile of	N/A
	S&P/TSX	S&P/TSX	S&P/TSX
	Composite Banks	Composite Banks	Composite Banks
	Index(1)	Index	Index
• Share price/earnings:	1st quartile of	2nd quartile of	1st quartile of
	S&P/TSX	S&P/TSX	S&P/TSX
	Composite Banks	Composite Banks	Composite Banks
	Index(1)	Index(2)	Index
Share price growth:	Above S&P/TSX	Below S&P/TSX	Above S&P/TSX
	Composite Banks	Composite Banks	Composite Banks
	Index(1)	Index	Index
2. Earnings growth
Grow diluted earnings per share by:	10-15%	8%	10-15%	10-15%
3. Return on common equity (ROE)
Achieve an ROE of:	17-19%	17%	17-19%	20%+
4. Revenue growth
Achieve revenue growth of:	5-8%	(1)%	5-8%	8-10%
5. Expense growth
Expense versus revenue:	Expense growth	Expense growth nil	Expense growth	N/A
	less than	and revenue	less than
	revenue growth	growth (1)%	revenue growth
6. Portfolio quality
Achieve a ratio of specific provisions for credit losses to average loans, acceptances and reverse repurchase agreements(3):	.45-.55%	.33%	.35-.45%	.35-.45%
.32% net of effect of
credit derivatives(4)
7. Capital management
Capital ratios(3):	Maintain strong	9.7% Tier 1 capital	Maintain strong	8-8.5% Tier 1 capital
	capital ratios	ratio	capital ratios	ratio
		12.8% Total capital		11-12% Total capital
		ratio		ratio
8. Dividend payout ratio(5)	35-45%	38%	35-45%	35-45%

(1) Effective May 2003, the S&P/TSX Composite Banks Index replaced the TSX Banks & Trusts Index.

(2) Computed by us on October 31, 2003, based on analysts’ average diluted earnings per share estimates for 2004.

(3) Calculated based on our Canadian GAAP financial statements.

(4) See discussion on page 13.

(5) Common share dividends as a percentage of net income after preferred share dividends.

ROYAL BANK OF CANADA	-4-	Fourth Quarter 2003 Report

Our financial information is expressed in Canadian dollars and is prepared in accordance with each of U.S. and Canadian generally accepted accounting principles (GAAP). U.S. GAAP financial information is provided on pages 22-27. Canadian GAAP financial information, including a reconciliation of significant differences from U.S. GAAP financial information, is provided on pages 30-37. The discussion and analysis which follows is based on financial information prepared in accordance with U.S. GAAP and would not read differently in any material respect based on the financial information prepared in accordance with Canadian GAAP, except as noted in the supplemental discussions on pages 6, 8,11 and 13.

QUARTERLY DISCUSSION & ANALYSIS

In the fourth quarter of 2003, we changed the presentation of revenues and expenses of RBC Insurance and Royal Bank of Canada, without any effect on net income, to provide additional disclosures which we believe make our disclosure more comparable to disclosure practices in the insurance industry. All comparative information has been appropriately reclassified. Total insurance revenues are now reported in non-interest income as insurance premiums, investment and fee income. Previously they had been reported in net interest income and in several lines of non-interest income, the largest of which was insurance revenues. The costs associated with generating these revenues are now captured in insurance policyholder benefits, claims and acquisition expense, whereas previously they were netted against the insurance revenues line in non-interest income. The administrative costs of RBC Insurance continue to be reported in non-interest expense.

OVERVIEW

Net income in the fourth quarter was $804 million, up $72 million or 10% from a year ago. Diluted earnings per share were $1.19, up $.14 or 13%, with approximately $.02 of the improvement in diluted earnings per share due to the repurchase of common shares as discussed on page 14. Return on equity (ROE) was 18.0%, compared to 16.3% a year ago. A 16% appreciation of the Canadian dollar relative to the U.S. dollar from the fourth quarter of 2002 resulted in a lower translated value of U.S. dollar-denominated earnings, reducing net income by approximately $20 million, diluted earnings per share by $.03 and ROE by 50 basis points. The movement of the Canadian dollar relative to major currencies other than the U.S. dollar had a minimal impact on the change in our earnings this quarter compared to a year ago. The effect of significant fluctuations in the value of the Canadian dollar compared to other currencies may continue to affect our reported results. For example, reported income from our U.S. operations would be adversely affected were the Canadian dollar to continue to strengthen against the U.S. dollar. On November 21, the Canadian dollar closed at US$.768, up 4% from the average rate in the fourth quarter of 2003.

Included in this quarter’s net income was a $55 million charge ($35 million after-tax or $.06 per share) for equity losses on private equity investments. These losses related largely to the four years ended October 31, 2003 and were recognized as a result of our decision to account for certain private equity investments using the equity method rather than the previously applied cost method of accounting.

Net income from principal U.S. acquisitions made since 2000 (RBC Centura, RBC Dain Rauscher and RBC Liberty Insurance) was $35 million (US$26 million) in the fourth quarter, down from $80 million (US$51 million) a year ago. Stronger earnings at RBC Dain Rauscher were more than offset by weaker results at RBC Centura, largely due to the performance of RBC Mortgage (a subsidiary of RBC Centura), as described on page 7, and weaker results at RBC Liberty Insurance, as described on page 8. In addition, the strengthening of the Canadian dollar relative to the U.S. dollar reduced the translated value of U.S. dollar-denominated earnings of U.S. acquisitions by $6 million.

Compared to the third quarter of 2003, net income was up $28 million or 4%, reflecting higher earnings in RBC Investments and lower corporate loan loss provisions. Diluted earnings per share were 4% higher, total revenues were down 1%, non-interest expense was unchanged and the provision for credit losses was down 18%.

ROYAL BANK OF CANADA	-5-	Fourth Quarter 2003 Report

Net income for the year ended October 31, 2003 was $3,036 million, up $138 million or 5% from the same period a year ago and diluted earnings per share were $4.43, up $.31 or 8%, with $.04 of the increase attributable to common share repurchases. The stronger Canadian dollar relative to the U.S. dollar reduced net income by $60 million and earnings per share by $.09.

Supplemental discussion – Canadian GAAP

Net income in the fourth quarter was $746 million, up $80 million or 12% from a year ago, and diluted earnings per share were $1.11, up 17% from $.95 a year ago. The majority of the difference between U.S. and Canadian GAAP earnings related to gains associated with cash flow hedges recorded in accordance with FAS 133 under U.S. GAAP, which were not required under Canadian GAAP.

RESULTS BY GEOGRAPHIC SEGMENT

As shown in the table on the bottom of page 26, fourth quarter net income from Canadian operations was up $44 million. The improvement occurred largely in RBC Banking and RBC Investments.

Net income from U.S. operations increased by $25 million from a year ago to $91 million this quarter, despite the significant strengthening of the Canadian dollar relative to the U.S. dollar. Earnings were up $63 million at RBC Capital Markets, reflecting strong investment banking results and a lower provision for credit losses, and up $24 million at RBC Investments, reflecting stronger performance in RBC Dain Rauscher’s full-service brokerage business and an $8 million decline in retention compensation costs. Earnings were down $56 million at RBC Banking, reflecting lower earnings at RBC Centura due to the performance at RBC Mortgage and were down $9 million at RBC Liberty Insurance, largely due to a $7 million loss at Business Men’s Assurance Company of America.

Other international net income increased by $3 million.

RESULTS BY BUSINESS SEGMENT

Financial results for the business segments for the current quarter, previous quarter and same quarter a year ago as well as for 2003 and 2002 are provided on pages 26 and 27, respectively (pages 34 and 35, respectively for Canadian GAAP).

GAAP does not prescribe a method for allocating equity to business segments. For management and reporting purposes, we attribute common equity to our business segments (including the Other segment) based on methodologies designed to measure the equity capital necessary to underpin the risks of the businesses in each segment, as discussed on page 54 of our 2002 Annual Report. Common equity in excess of that required to support the risks in our five business segments is allocated to the Other segment. The capital attribution methodologies involve judgment by management, are revised from time to time with changes applied prospectively, and affect other measures such as business segment ROE.

Effective the first quarter of this year, we reduced the equity capital attributed to goodwill and intangibles risk, consistent with our capital attribution for other risk categories and to reflect the benefits of having diversified businesses and risks. This resulted in reductions in average common equity attributed to the RBC Banking, RBC Investments and RBC Capital Markets segments.

Average common equity attributed to our business segments, except RBC Insurance and RBC Global Services, is lower than a year ago. This is due to the changes noted above as well as the decline in the value of U.S. dollar-denominated assets due to the appreciation of the Canadian dollar relative to the U.S. dollar. The decreases in RBC Banking and RBC Capital Markets are also the result of lower credit risk. Average common equity attributed to RBC Insurance is higher largely due to the acquisition of Business Men’s Assurance Company of America on May 1, 2003.

ROYAL BANK OF CANADA	-6-	Fourth Quarter 2003 Report

RBC Banking

			For the three months ended
(C$ millions, except percentage amounts)	Q4/03 vs Q4/02 Increase (decrease)		October 31, 2003	October 31, 2002

Total revenues	$(66)	(3)%	$1,865	$1,931
Non-interest expense	$(13)	(1)%	$1,148	$1,161
Provision for credit losses	$9	7%	$131	$122
Net income	$(23)	(6)%	$379	$402
ROE		70bp	20.5%	19.8%
Average common equity	$(550)	(7)%	$7,300	$7,850

Net income was down $23 million or 6% from a year ago. Earnings in Canada rose by $36 million or 11% due to higher loan volumes, a $25 million write-down a year ago of an eBusiness investment that did not recur this quarter, and lower non-interest expense. Earnings from U.S. acquisitions made since 2000 (which includes RBC Centura and its subsidiary, RBC Mortgage) were down $56 million (US$35 million) to $1 million (US$.7 million) from $57 million (US$36 million) a year ago primarily due to poor performance at RBC Mortgage.

Revenues declined by $66 million or 3% from a year ago. Revenues in Canada rose 2% reflecting growth in mortgages, personal loans, credit cards and deposits and the above-mentioned investment write-down a year ago. These factors more than offset a decline in the Canadian net interest margin. Revenues from U.S. acquisitions declined by $84 million or 25% from a year ago, with $41 million attributable to a stronger Canadian dollar, which reduced the translated value of U.S. dollar-denominated revenues. Revenues at RBC Mortgage declined by $50 million principally due to a 16% reduction in mortgage origination volumes in the fourth quarter and additional hedging and other costs. These costs were incurred because RBC Mortgage was unable to deliver loans to the secondary market on a timely basis and mortgage commitment periods to clients were extended. These resulted from back-office problems as our staff, technology and processes were unable to handle the record mortgage application volumes that were experienced in the third quarter (May-July period) on a timely basis.

The provision for credit losses increased $9 million or 7% over last year due to lower recoveries than in the fourth quarter of 2002. However, portfolio quality remains strong.

Non-interest expense was down $13 million from a year ago, net of a $37 million reduction in expenses due to the strengthening of the Canadian dollar relative to the U.S. dollar. While non-interest expense in Canada declined due to cost-containment programs, those in the U.S. increased largely due to the acquisition of Admiralty Bancorp in January 2003, the mortgage unit of Bank One in August 2003 and Sterling Capital Mortgage Company in October 2003, and higher costs at RBC Mortgage compared to last year’s fourth quarter in response to increased origination and refinancing activity earlier this year.

ROE increased by 70 basis points from a year ago, principally reflecting a $550 million decline in average common equity attributed to this segment, as discussed on page 6.

Full-year net income was $1,554 million, up $8 million from 2002 as higher earnings in Canada more than offset a $65 million decline in earnings from U.S. acquisitions to $141 million (US$96 million) from $206 million (US$131 million) a year ago due to the poor performance in RBC Mortgage noted above, a lower net interest margin, and the stronger Canadian dollar which reduced earnings by $18 million.

ROYAL BANK OF CANADA	-7-	Fourth Quarter 2003 Report

RBC Insurance

				For the three months ended
	Q4/03 vs Q4/02			October 31,	October 31,
(C$ millions, except percentage amounts)	Increase (decrease)			2003	2002(1)

Net earned premiums (2)	$(6)	(1)%		$418	$424
Investment income	$33	72%		$79	$46
Fee income	$(6)	(11)%		$51	$57

Insurance premiums, investment and fee income	$21	4%		$548	$527

Policyholder benefits and claims	$37	13%		$320	$283
Policy acquisition expense	$(6)	(8)%		$66	$72

Insurance policyholder benefits, claims and acquisition expense	$31	9%		$386	$355

Non-interest expense	$(13)	(11)%		$108	$121
Net income	$10	20%		$61	$51
ROE		(30	)bp	26.4%	26.7%
Premiums & deposits	$97	18%		$646	$549
Average common equity	$150	20%		$900	$750

(1)	Includes four months of results for RBC Liberty Insurance.

(2)	Net of reinsurance premiums paid.

Net income increased $10 million or 20% from a year ago, largely due to improvement in reinsurance results. Net loss at RBC Liberty Insurance was $5 million (US$4 million) compared to net income of $6 million (US$4 million) a year ago, largely due to a $7 million (US$5 million) loss in Business Men’s Assurance Company of America (BMA), acquired in May 2003. BMA’s loss resulted from lower interest rates in the U.S., which reduced investment income, and from increased prepayments of mortgage-backed assets that necessitated a writedown of unamortized premiums associated with these assets.

RBC Liberty Insurance reported four months of activity in the fourth quarter of 2002 as the result of a change in its reporting period from September 30 to October 31 to be consistent with RBC’s reporting period. Premiums, investment and fee income at RBC Insurance was up $71 million while policyholder benefits, claims and acquisition expense was up $61 million and non-interest expense was up $5 million over a year ago, for the reasons mentioned below. These amounts exclude the extra month of RBC Liberty Insurance premiums, investment and fee income of $50 million in the fourth quarter of 2002, policyholder benefits, claims and acquisition expense of $30 million and non-interest expense of $18 million.

Excluding the $29 million impact of the above-mentioned extra month of RBC Liberty Insurance results a year ago, net earned premiums increased due to higher home & auto insurance business levels and premiums from BMA. Improvements in the equity markets increased both investment income and policyholder benefits associated with customer holdings of Universal Life products by $41 million.

In addition to the $41 million mentioned above, policyholder benefits and claims increased in home & auto and due to the BMA acquisition, partially offset by lower reinsurance claims.

The $5 million or 5% increase in non-interest expense (excluding the above-mentioned extra month of RBC Liberty Insurance results a year ago) was due to higher volume related expenses and BMA’s expenses, which were partially offset by cost savings in other areas.

ROE declined by 30 basis points from a year ago, reflecting higher average common equity attributed to this segment, as discussed on page 6.

Full-year net income was $228 million, up $38 million or 20% from the same period a year ago due to strong profits in the reinsurance business, cost-reduction efforts in all lines of business and improvements in home & auto insurance which offset the impact of the low interest rate environment. RBC Liberty Insurance net income was $8 million (US$5 million) compared to $23 million (US$15 million) a year ago. The decline largely reflected costs for integrating BMA and the above-mentioned $7 million loss resulting from lower interest rates in the U.S.

Supplemental discussion – Canadian GAAP

Net income increased by $42 million to $58 million from a year ago, mostly from the reinsurance and domestic life businesses as equity markets rose and interest rates stabilized in Canada. RBC Liberty Insurance net loss was $6 million (US$5 million) compared to $8 million (US$5 million) a year ago.

ROYAL BANK OF CANADA	-8-	Fourth Quarter 2003 Report

Full-year net income was $216 million, up $99 million or 85% from the same period a year ago due to strong results in the reinsurance business and improvement in the life operations compared to the prior year in which policyholder benefit reserves were strengthened as a result of lower interest rates and weak equity markets. RBC Liberty Insurance net income was $5 million (US$2 million) compared to $(18) million (US$(12) million) a year ago.

There are differences in accounting for insurance operations between U.S. and Canadian GAAP, as mentioned in footnote 5 on page 37.

RBC Investments

				For the three months ended
	Q4/03 vs Q4/02			October 31 ,	October 31 ,
(C$ millions, except percentage amounts)	Increase (decrease)			2003	2002

Total revenues	$34	4%		$914	$880
Non-interest expense	$(11)	(2)%		$722	$733
Net income	$30	31%		$126	$96
ROE		680	bp	19.0%	12.2%
Average common equity	$(400)	(13)%		$2,600	$3,000

Net income was up $30 million or 31% from a year ago, despite an $8 million decline in the translated value of U.S. dollar-denominated earnings due to the appreciation of the Canadian dollar relative to the U.S. dollar. The higher net income was due to higher earnings in the U.S. and Canadian full-service brokerage, Canadian self-directed brokerage and Canadian asset management operations as well as cost savings realized from ongoing cost-containment efforts.

RBC Dain Rauscher’s net income increased by $22 million to $39 million, reflecting stronger performance in its full-service brokerage business and an $8 million decline in retention compensation costs to $16 million.

RBC Investments’ total revenues increased by $34 million or 4%, reflecting higher revenues in the U.S. and Canadian brokerage businesses as well as the Canadian asset management operations. This increase reflected higher trading volumes as equity markets strengthened and was achieved despite a $73 million reduction in the translated value of U.S. dollar-denominated revenues.

Non-interest expense fell by $11 million, or 2%, as a $62 million reduction in the translated value of U.S. dollar-denominated expenses, savings from cost-containment initiatives and the above-mentioned decline in RBC Dain Rauscher’s retention compensation costs more than offset higher variable compensation costs.

ROE increased by 680 basis points from a year ago, reflecting higher earnings and lower average common equity attributed to this segment, as discussed on page 6.

Full-year net income was $412 million, up $66 million or 19% from the same period a year ago as earnings at RBC Dain Rauscher rose to $102 million from $3 million due to the factors described above, strong fixed income results and good cost control.

RBC Capital Markets

			For the three months ended
	Q4/03 vs Q4/02		October 31 ,	October 31 ,
(C$ millions, except percentage amounts)	Increase (decrease)		2003	2002

Total revenues	$(12)	(2)%	$632	$644
Non-interest expense	$24	6%	$431	$407
Provision for credit losses	$(102)	(87)%	$15	$117
Net income	$35	36%	$131	$96
ROE		420bp	13.5%	9.3%
Average common equity	$(150)	(4)%	$3,700	$3,850

ROYAL BANK OF CANADA	-9-	Fourth Quarter 2003 Report

Net income increased by $35 million or 36% from a year ago despite a $14 million reduction in earnings due to the strengthening of the Canadian dollar relative to the U.S. dollar and $39 million ($26 million after-tax) of equity losses on private equity investments described on page 5. The growth in earnings was due to a significant decline in the provision for credit losses, reflecting an improvement in the quality of our corporate loan portfolio.

Total revenues declined by $12 million or 2%, as a $53 million reduction in the translated value of U.S. dollar-denominated revenues and the write-down of private equity investments mentioned above more than offset improved results in the investment banking businesses.

Non-interest expense increased by $24 million or 6% from a year ago, largely reflecting increased variable compensation costs associated with higher net income, which more than offset a $30 million decrease in the translated value of U.S. dollar-denominated expenses.

Dain Rauscher Wessels’ operations were fully integrated into RBC Capital Markets in the first quarter of 2002. Retention compensation costs associated with this acquisition were $5 million this quarter, down from $12 million a year ago.

ROE increased by 420 basis points from a year ago, reflecting an increase in earnings and a $150 million reduction in average common equity attributed to this segment for the reasons described on page 6.

Full-year net income was $491 million, up $52 million or 12% from the same period a year ago. A significant reduction in the provision for credit losses more than offset lower revenues due to a very weak capital markets environment in the first half of the year, lower net interest income due to the intentional shrinking of our corporate loans outstanding by $8.4 billion compared to a year ago, and an increase in non-interest expense, largely due to higher variable compensation costs during the second half of the year.

RBC Global Services

				For the three months ended
	Q4/03 vs Q4/02			October 31,	October 31,
(C$ millions, except percentage amounts)	Increase (decrease)			2003	2002

Total revenues	$13		6%	$216	$203
Non-interest expense	$22		16%	$159	$137
Provision for credit losses	$(3)		n.m.	—	$3
Net income	—		—	$44	$44
ROE		(260	)bp	27.0%	29.6%
Average common equity	$50		8%	$650	$600

n.m. – not meaningful

Net income in the quarter was unchanged from last year’s fourth quarter as an increase in revenue, a decline in the provision for credit losses and lower income taxes were offset by higher non-interest expense, principally due to higher pension and severance costs.

ROE decreased by 260 basis points from a year ago, largely due to the increase in capital attributed to this segment, as discussed on page 6.

Full year net income was $178 million, up 3% from last year as higher revenues, a lower provision for credit losses and lower income taxes offset higher non-interest expense. Lower capital markets transaction volumes and securities values earlier this year as well as the low interest rate environment throughout 2003 restrained revenue growth to 4%.

Other

				For the three months ended
	Q4/03 vs Q4/02			October 31,	October 31,
(C$ millions, except percentage amounts)	Increase (decrease)			2003	2002

Total revenues	$(7)		(9)%	$74	$81
Non-interest expense	$(28)		(67)%	$14	$42
Net income	$20		47%	$63	$43
ROE		(360	)bp	10.4%	14.0%
Average common equity	$1,150		100%	$2,300	$1,150

ROYAL BANK OF CANADA	-10-	Fourth Quarter 2003 Report

Net income was up $20 million from the same period a year ago. The increase is largely due to a reduction in the level of residual expenses in the Other segment (that is, expenses that have not been allocated to the five business segments). Revenues declined by $7 million as increases in the value of certain derivatives, and gains associated with cash flow hedges recorded in accordance with FAS 133 under U.S. GAAP, were more than offset by decreases resulting from refinements to the methodology used to attribute net interest income to our business segments.

The decline in ROE reflects the significant increase in average common equity over a year ago. Common equity in excess of that required to support the risks in our five business segments is allocated to the Other segment, as discussed on page 6.

For the full-year period, net income was $173 million, down $31 million or 15% from the same period a year ago, largely due to the above-mentioned refinements in methodology for attributing net interest income.

Supplemental discussion – Canadian GAAP

Net income in the quarter was $15 million, down $8 million from a year ago. The difference in the change in earnings under U.S. and Canadian GAAP was largely due to the impacts of FAS 133 as mentioned above which increased earnings under U.S. GAAP by $40 million in 2003 and by $24 million in 2002.

FINANCIAL PRIORITY: REVENUE GROWTH AND DIVERSIFICATION

Revenues

			For the three months ended
	Q4/03 vs Q4/02		October 31,	October 31,
(C$ millions, except percentage amounts)	Increase (decrease)		2003	2002

Net interest income	$(127)	(7)%	$1,616	$1,743
Non-interest income	$110	4%	$2,633	$2,523

Total revenues	$(17)	—	$4,249	$4,266

Total revenues were down $17 million from a year ago. The strengthening of the Canadian dollar relative to the U.S. dollar resulted in a $200 million decline in the translated value of U.S. dollar-denominated revenues, which more than offset the benefits of higher consumer loan volumes and higher capital market-related revenues mentioned in the discussion of non-interest income.

Full-year total revenues were down $113 million or 1% from 2002, as a $495 million decline in the translated value of U.S. dollar-denominated revenues, weak capital markets in the first half of this year and the impact of narrower net interest margins more than offset higher trading revenues.

Net interest income

Net interest income was down $127 million or 7% from a year ago largely due to a $45 million decline in the translated value of U.S. dollar-denominated net interest income and deposit spread compression in domestic banking.

The net interest margin (net interest income as a percentage of average assets) declined to 1.58% from 1.81% a year ago, reflecting significant growth in low-interest-yielding assets such as securities and the reduced domestic banking net interest margin mentioned above.

Full-year net interest income was down $280 million or 4% from the same period a year ago, and the full-year net interest margin was 1.65%, down from 1.86% in 2002, largely for the reasons mentioned above. The stronger Canadian dollar accounted for $120 million of the decline in net interest income.

Non-interest income

Non-interest income was up $110 million or 4% from the fourth quarter of 2002, largely due to $113 million of losses on sale of available for sale securities a year ago which did not recur this quarter. Largely for this reason, gain on sale of securities was up $126 million. Underwriting and other advisory fees were up $44 million or 28% as investment banking activity improved in the quarter. Investment management and custodial fees were up $28 million or 10% largely reflecting increased fees from market appreciation of equities. Insurance premiums, investment and fee income were up $21 million or 4%. Securitization revenues were up $16 million or 36% largely due to the securitization of residential mortgages and credit card receivables this quarter as discussed on page 14; securities brokerage commissions were up $16 million or 6% reflecting higher

ROYAL BANK OF CANADA	-11-	Fourth Quarter 2003 Report

client trading volumes due to improved equity market conditions; card service revenues were up $11 million or 15% due to higher retail transaction volumes; foreign exchange revenues other than trading were up $7 million or 10%; and mutual fund revenues were up $5 million or 3%. Deposit and payment service charges were down $7 million or 3%; credit fees were down $9 million or 17%; trading revenues were down $45 million or 9% due to lower revenues earned on many of our fixed income businesses and in global equity derivatives trading; other non-interest income was down $34 million or 19% due to the $55 million charge for equity losses on private equity investments described on page 5. Mortgage banking revenues (which relate to mortgages originated in the U.S. by RBC Centura and its subsidiary RBC Mortgage) were down $69 million for reasons discussed on page 7.

The appreciation of the Canadian dollar relative to the U.S. dollar from the fourth quarter of 2002 reduced the translated value of non-interest income by $155 million.

Full-year non-interest income was up 2% from the same period a year ago, despite a $375 million decline in the translated value of U.S. dollar-denominated non-interest income due to the appreciation of the Canadian dollar relative to the U.S. dollar.

FINANCIAL PRIORITY: COST CONTROL

Non-interest expense

Non-interest expense decreased $19 million or 1% from last year’s fourth quarter, as a $140 million reduction stemming from a stronger Canadian dollar more than offset higher variable compensation costs and pension and post-retirement benefit costs.

Full-year non-interest expense was unchanged from the same period a year ago. While the stronger Canadian dollar relative to the U.S. dollar reduced non-interest expense by $340 million, there were increases in pension and post-retirement benefit costs, costs related to further automating our retail banking technology infrastructure and expanding our retail banking sales force.

FINANCIAL PRIORITY: STRONG CREDIT QUALITY

Nonaccrual loans

Nonaccrual loans were $1.7 billion at October 31, 2003, down $154 million from the end of the third quarter and down $543 million from a year ago. As shown in the table at the top of page 28, $132 million of the decrease from last quarter occurred in the business and government loan portfolio. As a percentage of total loans and acceptances, nonaccrual loans were .98%, compared to 1.06% in the third quarter and 1.27% a year ago.

ROYAL BANK OF CANADA	-12-	Fourth Quarter 2003 Report

Provision for credit losses

	For the three months ended
(C$ millions)	October 31, 2003	July 31, 2003	October 31, 2002

U.S. GAAP
Allocated	$144	$162	$220
Unallocated	(7)	5	15

Total provision for credit losses	$137	$167	$235
Credit derivative gains(1)	—	—	(13)

Total provision for credit losses net of credit derivative gain	$137	$167	$222

Canadian GAAP
Specific provisions	$140	$170	$235

General provision
Allocated	7	(5)	(15)
Unallocated	(7)	5	15

Total general provision	—	—	—
Total provision for credit losses	$140	$170	$235
Credit derivative gains	—	—	—

Total provision for credit losses net of credit derivative gain	$140	$170	$235

Average loans, acceptances and reverse repurchase agreements	$217,239	$214,414	$217,168
Specific provision for credit losses as a percentage of average loans, acceptances and reverse repurchase agreements	0.26%	0.31%	0.43%
Specific provision for credit losses net of credit derivative gains as a percentage of average loans, acceptances and reverse repurchase agreements	0.26%	0.31%	0.43%

(1)	Mark-to-market gains on derivatives purchased to hedge accounts that have been classified as nonaccrual/impaired (gains recorded in non-interest income). The gain recorded in Q4/02 related to a European energy account that was classified as nonaccrual in Q4/02 (the credit derivative settled in Q1/03).

As shown above, the total provision for credit losses was $137 million, down from last quarter and a year ago. Lower provisions were recorded in the personal and business and government loan portfolios. As mentioned in the footnote above, we recorded a credit derivative gain of $13 million a year ago, which increased non-interest income in last year’s fourth quarter in accordance with FAS 133. Management believes an analysis that nets credit derivative gains and losses on accounts in default against the provision for credit losses is useful since it reflects the full loss associated with such accounts and management considers such information when evaluating our credit exposures. Management also believes that investors may find this information useful in their assessment of our credit quality and risk management.

During the quarter, net charge-offs (charge-offs, net of recoveries) were $211 million or .47% of average loans and acceptances, versus $330 million or .74% a year ago and $227 million or .51% in the third quarter of 2003.

Supplemental discussion – Canadian GAAP

As shown above, the specific provision for credit losses was $140 million, down from last quarter and a year ago.

Specific provisions as a percentage of average loans, acceptances and reverse repurchase agreements were .26% this quarter compared to .31% in the third quarter and .43% a year ago.

For the full-year, the specific provision for credit losses was $721 million or  .33% of average loans, acceptances and reverse repurchase agreements (.32% if $29 million in credit derivative gains on a European energy account in the first quarter of this year were netted against the provision for credit losses).

ROYAL BANK OF CANADA	-13-	Fourth Quarter 2003 Report

FINANCIAL PRIORITY: BALANCE SHEET AND CAPITAL MANAGEMENT

Assets

Total assets were $413 billion at October 31, 2003, up $3.2 billion from July 31, 2003, and up $30.6 billion or 8% from October 31, 2002.

Compared to July 31, 2003, cash resources were down $3.7 billion or 18%. Securities were up $8.4 billion or 8%, largely due to an increase in trading account securities. Loans (before allowance for loan losses) were down $.7 billion. Business and government loans were down $2.3 billion, reflecting our continued efforts to reduce the size of our corporate loan portfolio, while residential mortgages were up $1.6 billion (after the securitization of $.8 billion of residential mortgages during the quarter), personal loans were up $.8 billion and credit card balances down $.8 billion (after the securitization of $1 billion of credit card receivables during the quarter). Other assets were up $4.7 billion primarily due to an increase in collateral received in connection with securities lending and borrowing activities and an increase in the volume of securities sold pending settlement.

Compared to October 31, 2002, cash resources were down $3.8 billion or 18%, and securities were up $21.4 billion or 22% due to an increase in trading account securities and available for sale securities. Loans (before allowance for loan losses) were up $1.0 billion. Business and government loans were down $6.9 billion, reflecting our deliberate effort to reduce the size of our corporate loan portfolio, while residential mortgages were up $6.0 billion (after the securitization of $4.1 billion of residential mortgages during the 12 months ended October 31, 2003), personal loans were up $2.0 billion and credit cards balances were down $.1 billion (after securitization of $1 billion of credit card receivables). Other assets were up $11.3 billion, largely driven by an increase in collateral received in connection with securities lending and borrowing activities, an increase in the volume of securities sold pending settlement and higher derivative-related amounts due to a decline in interest rates and higher interest rate swap volumes.

Other-Other assets of $18.5 billion includes $425 million (US$322 million) of receivables due from Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank), relating to a derivative contract that is the subject of litigation with Rabobank. This amount is net of a settlement we received in the fourth quarter, valued at approximately US$195 million plus interest, which was in accordance with the terms of a settlement agreement with Enron Corporation, the Enron Creditors’ Committee and Rabobank. The settlement received has reduced the amount owing by Rabobank but did not otherwise affect the ongoing litigation with Rabobank. Management expects to recover the amount owing from Rabobank in its entirety, and accordingly a provision for loss has not been recorded.

Deposits

Total deposits were $261 billion, up $2.8 billion or 1% from July 31, 2003, and up $15.5 billion or 6% from October 31, 2002. Interest-bearing deposits were up $1.9 billion or 1% from July 31, 2003, and up $14.1 billion or 6% from October 31, 2002, while non-interest-bearing deposits increased by $.9 billion or 3% from July 31, 2003, and $1.4 billion or 5% from October 31, 2002.

Capital

Capital strength for Canadian banks is defined according to guidelines issued by the Superintendent of Financial Institutions Canada (OSFI) using Canadian GAAP financial information. OSFI has formally established risk-based capital targets for deposit-taking institutions in Canada of 7% for the Tier 1 capital ratio and of 10% for the Total capital ratio.

At October 31, 2003, using OSFI guidelines and Canadian GAAP financial information, our Tier 1 capital ratio was 9.7% versus 9.3% at October 31, 2002, while the Total capital ratio was 12.8% versus 12.7% at October 31, 2002. Both ratios were above our medium-term (3-5 year) capital goals of 8-8.5% for Tier 1 capital and 11-12% for Total capital. Risk-adjusted assets of $166.9 billion at October 31, 2003, were down 1.7% from July 31, 2003 and up .8% from October 31, 2002.

Under a normal course issuer bid on the Toronto Stock Exchange that commenced on June 24, 2003 for a one-year period we are permitted to repurchase up to 25 million common shares. During the quarter, we repurchased 3.6 million common shares for $214 million at an average price of $59.86 under this program. During the year, we repurchased a total of 14.5 million common shares for $852 million, of which 5.9 million common shares were repurchased for $350 million at an average cost of $59.30 per share under the normal course issuer bid that commenced on June 24, 2003, leaving a balance of 19.1 million that may be repurchased.

ROYAL BANK OF CANADA	-14-	Fourth Quarter 2003 Report

RISK MANAGEMENT

Liquidity risk

Our liquidity management objective is to ensure that we have the ability to generate or obtain sufficient cash or its equivalents in a timely and cost-effective manner to meet our commitments as they become due. Two key elements of our liquidity management framework are policies for minimum levels of unencumbered liquid assets and limits on maximum net fund outflows over specified time periods. As at October 31, 2003, we were in compliance with these policies. These and other elements of the liquidity management framework are discussed in more detail on pages 56, 57, 62 and 63 of our 2002 Annual Report and have not materially changed since the 2002 Annual Report.

We use liquid assets and reverse repurchase agreements in managing our short-term liquidity. At October 31, 2003, our liquid assets and assets purchased under reverse repurchase agreements totalled $178 billion or 43% of total assets, up from $176 billion or 43% of total assets at July 31, 2003, and up from $155 billion or 41% of total assets at October 31, 2002. For the three months ended October 31, 2003, our average liquid assets and average assets purchased under reverse repurchase agreements totalled $172 billion or 42% of total average assets, as compared to $168 billion or 42% last quarter and $153 billion or 40% a year ago. At October 31, 2003, securities and collateral of $60 billion were pledged, sold under repurchase agreements or obligations related to securities sold short. This is up from $53 billion at July 31, 2003, and from $49 billion at October 31, 2002.

Market risk measures – trading activities

As outlined on pages 55 and 56 of our 2002 Annual Report, we have established risk management policies and limits for our trading activities that allow us to monitor and control the exposure to market risk resulting from these activities. These policies have not changed materially since the 2002 Annual Report. The market risk associated with trading activities is managed primarily through a Value-At-Risk (VAR) methodology.

The table below shows the quarter-end, high, average and low VAR by major risk category for our combined trading activities for the quarters ended October 31, 2003 and October 31, 2002, and indicates that the Global VAR amounts in the fourth quarter of 2003 were slightly less than the levels a year ago. The graphs at the top of the next page show the daily net trading revenue compared to the global trading VAR amounts and a histogram of daily net trading revenue for the quarter ended October 31, 2003. There were four days with net trading losses during the fourth quarter.

Trading activities(1)

	For the three months ended Oct. 31, 2003				For the three months ended Oct. 31, 2002

(C$ millions)	Quarter-end	High	Average	Low	Quarter-end	High	Average	Low

Global VAR by major risk category
Equity	$4	$12	$7	$4	$7	$11	$9	$7
Foreign exchange and commodity	2	7	3	1	2	5	2	1
Interest rate	8	11	8	6	11	14	10	9
Global VAR(2)	$8	$18	$12	$8	$13	$18	$14	$11

(1) Amounts are presented on a pre-tax basis and represent one-day VAR at a 99% confidence level.

(2) Global VAR reflects the correlation effect from each of the risk categories through diversification.

ROYAL BANK OF CANADA	-15-	Fourth Quarter 2003 Report

Daily net trading revenue versus global trading VAR (C$ millions)	Histogram of daily net trading revenue (number of days, C$ millions)

BUSINESS HIGHLIGHTS

RBC Banking

RBC Royal Bank introduces the RBC Snowbird Package: RBC Financial Group clients are now able to take advantage of RBC’s expanding U.S. presence through a special offer designed exclusively for Canadians who spend their winters in the U.S. The RBC Snowbird Package, introduced in August, offers special rates on banking, travel insurance, mortgage and foreign exchange services for long-stay travellers. It is designed to give clients a worry-free stay south of the border by making it easier for Snowbirds to handle their financial transactions on either side of the border from a single point of contact, while benefiting from an expanding network of RBC Centura branches and ATMs in the U.S Southeast, particularly in Florida.

Introduction of digital imaging technology helps to simplify banking: RBC Royal Bank introduced digital imaging technology to retrieve virtually every cheque and deposit that goes through client accounts, often in seconds rather than days, simplifying a process that has long been a source of frustration for clients and employees alike. Digital imaging involves taking a picture of virtually every cheque and deposit that goes through a client account for storage in a digital archive. Images can then be retrieved, often in seconds, from the digital archive, significantly reducing the length of time currently required to trace cheques using microfilm. The digital imaging technology is currently being used within RBC Royal Bank’s operations and telephone banking centres and will be expanded to branch banking employees across Canada and Online Banking clients in fiscal 2004.

Making it easier for self-employed Canadians to buy a home: RBC Royal Bank introduced new mortgage options, under which self-employed individuals with a good credit history and who have been in business for more than three years can apply for a mortgage without having to provide proof of self-employed income or financial statements. By doing so, RBC Royal Bank is becoming the first major bank to directly offer the one-in-six working Canadians who are self-employed easier access to mortgage financing of up to 90% of the purchase price or property value of a home.

RBC Mortgage expanding U.S. footprint: RBC Mortgage Company completed its acquisition of Sterling Capital Mortgage Company (SCMC) for approximately US$100 million. This acquisition adds 110 branch locations in 16 states, and 16 Affiliated Business Arrangement joint ventures (which SCMC co-owns in partnership with residential home builders), to RBC Mortgage’s existing operations, making RBC Mortgage among the top 10 retail mortgage originators in the U.S. With the completion of this transaction, RBC Mortgage now has approximately 1,600 mortgage sales professionals operating out of nearly 200 offices in 32 states, with the ability to do business in all 50 states.

ROYAL BANK OF CANADA	-16-	Fourth Quarter 2003 Report

RBC Insurance

Travel insurance business expanded into the U.S.: RBC Insurance announced, in September, the expansion of its travel insurance business into the U.S. with the launch of travelers’ trip cancellation and interruption, emergency assistance and other travel-related products and services. These products and services, which are distributed through travel agents under the brand name RBC Travel Protection™, were initially launched in 39 states with expansion expected nationwide by the end of the first quarter of 2004, subject to regulatory approvals.

Innovative wealth management concept introduced by RBC Insurance in the U.S.: In October, the U.S. operations of RBC Insurance launched Clarity Duo, an innovative wealth management concept that enables U.S. clients to optimize retirement income and create an instant estate. Designed as a vehicle for long-term savings, Clarity Duo offers clients the benefits of both an annuity and life insurance in a single package by allowing them to place a portion of their assets into a single premium immediate annuity that funds a variable universal life insurance policy. This product, which includes a single application, illustration and asset charge as well as a quick, convenient underwriting process, generally does not require physical exams, tests, or physician statements. For most applicants, a decision is returned within 48 hours of an interview being completed.

RBC Investments

RBC mutual fund sales grow: RBC Asset Management Inc. (RBC Asset Management) achieved total net mutual fund sales of $267 million during the quarter. These sales include $383 million in net long-term mutual fund sales (equity and fixed-income mutual funds), which more than offset redemptions of money market mutual funds. As at October 31, 2003, RBC Asset Management was ranked number one mutual fund company in Canada based on assets under management.

First U.S. domestic private banking office opened in Florida: RBC Investments and RBC Centura partnered to open the first domestic private banking office in Boca Raton, Florida. This office, which is located inside an RBC Centura branch, will coordinate the delivery of RBC Centura, RBC Dain Rauscher and Royal Bank of Canada Global Private Banking products and services to local high net worth and Canadian Snowbird clients.

RBC Capital Markets

Investment banking activities surge: RBC Capital Markets saw a substantial increase in the number of companies it brought to the market during the quarter. Notable deals included a $230 million convertible debenture transaction for Cameco; an Initial Public Offering for the Chartwell Seniors Housing REIT that raised $210 million, and a $194 million share offering on a bought deal basis for ARC Energy Trust.

Equity trading more buoyant: RBC Capital Markets’ Nasdaq trading continued to gain market share year-over-year, reflecting the benefits of consolidating trading activities in New York. The firm now ranks among the top 15 companies trading on the Nasdaq.

Cross enterprise leverage results in market gains: A joint venture with RBC Dain Rauscher has opened up new opportunities to market to smaller institutional money managers in the United States. A mid-market sales group targeted companies with under US$100 million in assets under management, providing them with preferential access to research, conferences and the syndicate calendar provided by RBC Capital Markets that money managers in this size range would not normally have access to.

Fixed income business caps a remarkable year: Fixed income underwriting activities were one of RBC Capital Markets’ strong points throughout the year. The final underwriting tally for the 2003 fiscal year not only reflected a record level of activity but also placed the firm substantially ahead of its Canadian peers.

ROYAL BANK OF CANADA	-17-	Fourth Quarter 2003 Report

RBC Global Services

RBC Global Services increases business with Cl Mutual Funds Inc.: RBC Global Services Institutional & Investor Services announced that it had been selected by Cl Mutual Funds Inc. (Cl Mutual Funds) as the exclusive outsourcing provider for recently acquired Synergy Mutual Funds, adding $2.2 billion to assets under administration. In total, RBC Global Services provides Cl Mutual Funds with global custody and fund accounting services for more than $37 billion of assets under administration, the largest outsourcing relationship for custody and investment administration services in the Canadian marketplace.

RBC Global Services Treasury Management & Trade division replaces two payments infrastructure systems to deliver cost savings and other benefits: RBC Global Services Treasury Management & Trade division replaced two payments infrastructure systems during the quarter which has enabled the migration of Internet banking bill payment traffic totalling $12 million daily from an external gateway to a bank-managed channel. It has also enabled the migration of Electronic Data Interchange payments totalling several million dollars daily from an external gateway to an internal system. These changes will result in ongoing annual cost savings of over $1 million as well as improvements in the overall security, control, dependability and performance of these important payment networks.

RBC BENCHMARK™ suite of investment analytics services launched in U.K., Europe and Middle East: RBC Global Services launched its RBC BENCHMARK™ suite of investment analytics services in the U.K., Europe and the Middle East, consistent with our long-term commitment to support institutional investors in the U.K., Europe and the Middle East. RBC BENCHMARK™ frees asset managers to focus more time, effort and capital on their core business. It also enables clients worldwide to improve their oversight and governance capabilities.

ROYAL BANK OF CANADA	-18-	Fourth Quarter 2003 Report

MEDIA CONTACT:

Beja Rodeck, Media Relations, (416) 974-5506

INVESTOR CONTACTS:

Nabanita Merchant, Senior Vice President, Investor
Relations, (416) 955-7803
Bruce Adams, Senior Manager, Investor Relations,
(416)955-7804

For quarterly results slides and supplementary financial information please visit: rbc.com/investorrelations

ACCESS TO QUARTERLY CONFERENCE CALL

Interested investors can listen to our fourth quarter results conference call with analysts and institutional investors live, and archived, via the Internet and toll-free telephone.

The conference call is scheduled for November 25, 2003, at 3:00 p.m. (EST) and can be accessed on a listen-only basis:

•	Via the Internet at: rbc.com/investorrelations/conference.html

•	Via telephone at: 416-695-5806 or 1-800-273-9672. Please call between 2:50 and 2:55 p.m. (EST).

A recording of the conference call can be accessed after 5:30 p.m. (EST) on November 25:

•	Via the Internet at: rbc.com/investorrelations/conference.html

•	Via recorded telephone call until midnight December 16, 2003, at: 416-695-5800 or 1- 800-408-3053 and by entering the password 1494463.

ABOUT ROYAL BANK OF CANADA

Royal Bank of Canada (TSX, NYSE: RY) uses the initials RBC as a prefix for its businesses and operating subsidiaries, which operate under the master brand name of RBC Financial Group. Royal Bank of Canada is Canada’s largest financial institution as measured by market capitalization and assets, and is one of North America’s leading diversified financial services companies. It provides personal and commercial banking, wealth management services, insurance, corporate and investment banking, and transaction processing services on a global basis. The company employs 60,000 people who serve more than 12 million personal, business and public sector clients through offices in North America and some 30 countries around the world. For more information, please visit www.rbc.com.

ROYAL BANK OF CANADA	-19-	Fourth Quarter 2003 Report

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written and oral forward-looking statements within the meaning of certain securities laws, including in this press release, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders and in other communications. These forward-looking statements include, among others, statements with respect to our objectives for 2004, and the medium and long terms, and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. The words “may,” “could,” “should,” “would,” “suspect,” “outlook,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and words and expressions of similar import are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian economy in general and the strength of the local economies within Canada in which we conduct operations; the strength of the United States economy and the economies of other nations in which we conduct significant operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; judicial decisions; the effects of competition in the markets in which we operate; inflation; capital market and currency market fluctuations; the timely development and introduction of new products and services in receptive markets; the impact of changes in the laws and regulations regulating financial services (including banking, insurance and securities); changes in tax laws; technological changes; our ability to complete strategic acquisitions and to integrate acquisitions; judicial or regulatory proceedings; changes in consumer spending and saving habits; the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism; and our anticipation of and success in managing the risks implicated by the foregoing.

We caution that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on our behalf.

Information contained in or otherwise accessible through the Web sites mentioned in this release does not form a part of this release. All references in this release to Web sites are inactive textual references and are for your information only.

ROYAL BANK OF CANADA	-20-	Fourth Quarter 2003 Report

Selected financial highlights (unaudited) (1)

			As at and for the three months ended					For the year ended
	Change from					Change from
	October 31		October 31	July 31	October 31	October 31		October 31	October 31
(C$ millions, except per share and percentage amounts)	2002		2003	2003	2002	2002		2003	2002

Earnings
Net interest income	(7)%		$1,616	$1,658	$1,743	(4)%		$6,648	$6,928
Non-interest income	4		2,633	2,644	2,523	2		10,299	10,132
Total revenues	—		4,249	4,302	4,266	(1)		16,947	17,060
Provision for credit losses	(42)		137	167	235	(33)		715	1,065
Insurance policyholder benefits, claims and acquisition expense	9		386	335	355	6		1,404	1,330
Non-interest expense	(1)		2,582	2,581	2,601	—		10,236	10,244
Net income	10		804	776	732	5		3,036	2,898
Return on common equity (2)	170	bp	18.0%	17.4%	16.3%	40	bp	17.0%	16.6%

Balance sheet information
Loans (before allowance for loan losses)	1%		$172,547	$173,239	$171,523
Assets	8		412,591	409,404	382,000
Deposits	6		260,518	257,733	245,040
Subordinated debentures	(5)		6,581	6,780	6,960
Common equity	—		17,304	17,602	17,240

Capital ratios (Canadian basis) (3)
Common equity to risk-adjusted assets	10		10.5%	10.4%	10.4%
Tier 1 capital	40		9.7%	9.6%	9.3%
Total capital	10		12.8%	12.7%	12.7%
Capital ratios (U.S. basis) (4)
Common equity to risk-adjusted assets	(20	) bp	10.3%	10.4%	10.5%
Tier 1 capital	20		8.7%	8.9%	8.5%
Total capital	10		12.0%	12.1%	11.9%

Common share information
Shares outstanding (in thousands)
End of period	(1)%		656,021	658,612	665,257	(1)%		656,021	665,257
Average basic	(2)		656,952	660,810	668,868	(2)		662,080	672,571
Average diluted	(2)		664,450	668,133	676,010	(1)		669,625	679,153
Earnings per share
Basic	14%		$1.21	$1.16	$1.06	8%		$4.48	$4.16
Diluted	13		1.19	1.14	1.05	8		4.43	4.12
Share price
High (5)	13%		$65.00	$61.64	$57.55	10%		$65.00	$58.89
Low (5)	18		57.50	56.75	48.80	18		53.26	45.05
Close	17		63.48	58.90	54.41	17		63.48	54.41
Dividends per share	15		0.46	0.43	0.40	13		1.72	1.52
Book value per share – period end	2		26.38	26.73	25.91	2		26.38	25.91
Market capitalization (C$ billions)	15		41.6	38.8	36.2	15		41.6	36.2

Number of:
Employees (full-time equivalent)	1,263		60,812	60,621	59,549
Automated banking machines	(85)		4,401	4,465	4,486
Service delivery units:
Canada	(14)		1,297	1,301	1,311
International	(19)		788	777	807

(1)	Financial information is derived from U.S. GAAP consolidated financial statements, unless otherwise noted. Select definitions are available in the Glossary on pages 103 and 104 of the 2002 Annual Report.

(2)	Net income available to common shareholders as a percent of average common equity (which is calculated as the average of the monthly common equity balances for the period).

(3)	Using guidelines issued by the Superintendent of Financial Institutions Canada (OSFI) and Canadian GAAP financial information.

(4)	Using guidelines issued by the Board of Governors of the Federal Reserve System in the United States and U.S. GAAP financial information.

(5)	Intraday high and low share prices.

ROYAL BANK OF CANADA	-21-	Fourth Quarter 2003 Report

U.S. GAAP

Consolidated balance sheet (unaudited)

	October 31	July 31	October 31
(C$ millions)	2003	2003	2002

Assets
Cash resources
Cash and due from banks	$2,887	$2,474	$2,534
Interest-bearing deposits with banks	14,633	18,773	18,759

	17,520	21,247	21,293

Securities
Trading account (pledged - $13,145; $5,352 and $6,558)	81,014	72,293	69,457
Available for sale	35,783	36,127	25,896

	116,797	108,420	95,353

Assets purchased under reverse repurchase agreements	36,289	41,868	35,831

Loans
Residential mortgage	78,819	77,201	72,842
Personal	34,003	33,171	31,956
Credit card	4,816	5,625	4,914
Business and government	54,909	57,242	61,811

	172,547	173,239	171,523
Allowance for loan losses	(2,055)	(2,156)	(2,203)

	170,492	171,083	169,320

Other
Customers’ liability under acceptances	5,943	6,391	8,051
Derivative-related amounts	36,640	35,782	31,250
Premises and equipment	1,655	1,563	1,639
Goodwill	4,633	4,778	5,040
Other intangibles	580	624	665
Reinsurance recoverables	3,321	3,390	1,946
Separate account assets	224	317	68
Other assets	18,497	13,941	11,544

	71,493	66,786	60,203

	$412,591	$409,404	$382,000

Liabilities and shareholders’ equity
Deposits
Canada
Non-interest-bearing	$24,388	$23,507	$23,222
Interest-bearing	130,135	130,421	119,737
International
Non-interest-bearing	3,183	3,148	2,969
Interest-bearing	102,812	100,657	99,112

	260,518	257,733	245,040

Other
Acceptances	5,943	6,391	8,051
Obligations related to securities sold short	22,743	20,238	17,990
Obligations related to assets sold under repurchase agreements	23,735	24,589	21,109
Derivative-related amounts	38,427	36,367	32,737
Insurance claims and policy benefit liabilities	8,630	8,840	4,747
Separate account liabilities	224	317	68
Other liabilities	26,199	28,271	25,074

	125,901	125,013	109,776

Subordinated debentures	6,581	6,780	6,960

Non-controlling interest in subsidiaries	1,474	1,454	1,469

Shareholders’ equity
Capital stock
Preferred	813	822	1,515
Common (shares issued and outstanding - 656,021,122; 658,611,652 and 665,257,068)	6,999	7,001	6,963
Additional paid-in capital	88	86	76
Retained earnings	11,591	11,278	10,473
Accumulated other comprehensive income (loss)	(1,374)	(763)	(272)

	18,117	18,424	18,755

	$412,591	$409,404	$382,000

ROYAL BANK OF CANADA	-22-	Fourth Quarter 2003 Report

U.S. GAAP

Consolidated statement of income (unaudited)

	For the three months ended			For the year ended

	October 31	July 31	October 31	October 31	October 31
(C$ millions)	2003	2003	2002	2003	2002

Interest income
Loans	$2,478	$2,569	$2,653	$10,150	$10,463
Trading account securities	482	466	515	1,908	1,945
Available for sale securities	192	193	202	832	907
Assets purchased under reverse repurchase agreements	186	225	195	787	651
Deposits with banks	78	90	116	374	482

	3,416	3,543	3,681	14,051	14,448

Interest expense
Deposits	1,304	1,391	1,463	5,467	5,709
Other liabilities	403	400	377	1,560	1,405
Subordinated debentures	93	94	98	376	406

	1,800	1,885	1,938	7,403	7,520

Net interest income	1,616	1,658	1,743	6,648	6,928

Non-interest income
Insurance premiums, investment and fee income	548	505	527	2,045	1,910
Trading revenues	441	543	486	2,009	1,766
Investment management and custodial fees	306	278	278	1,143	1,177
Securities brokerage commissions	285	299	269	1,108	1,223
Deposit and payment service charges	268	270	275	1,078	1,041
Mutual fund revenues	175	168	170	673	723
Underwriting and other advisory fees	201	197	157	671	643
Card service revenues	85	82	74	303	285
Foreign exchange revenues, other than trading	75	75	68	279	274
Credit fees	43	58	52	227	223
Mortgage banking revenues	(12)	63	57	180	240
Securitization revenues	61	29	45	165	172
Gain (loss) on sale of available for sale securities	13	(11)	(113)	19	(112)
Other	144	88	178	399	567

	2,633	2,644	2,523	10,299	10,132

Total revenues	4,249	4,302	4,266	16,947	17,060

Provision for credit losses	137	167	235	715	1,065

Insurance policyholder benefits, claims and acquisition expense	386	335	355	1,404	1,330

Non-interest expense
Human resources	1,587	1,621	1,512	6,397	6,263
Occupancy	184	199	201	767	788
Equipment	205	178	201	766	752
Communications	193	180	210	744	790
Professional fees	134	113	133	466	419
Outsourced item processing	73	69	74	292	306
Amortization of other intangibles	16	16	20	71	72
Other	190	205	250	733	854

	2,582	2,581	2,601	10,236	10,244

Net income before income taxes	1,144	1,219	1,075	4,592	4,421
Income taxes	316	413	315	1,443	1,415

Net income before non-controlling interest	828	806	760	3,149	3,006
Non-controlling interest in net income of subsidiaries	24	30	28	113	108

Net income	$804	$776	$732	$3,036	$2,898

Preferred share dividends	11	12	24	68	98

Net income available to common shareholders	$793	$764	$708	$2,968	$2,800

Average number of common shares (in thousands)	656,952	660,810	668,868	662,080	672,571
Earnings per share (in dollars)	$1.21	$1.16	$1.06	$4.48	$4.16
Average number of diluted common shares (in thousands)	664,450	668,133	676,010	669,625	679,153
Diluted earnings per share (in dollars)	$1.19	$1.14	$1.05	$4.43	$4.12

Dividends per share (in dollars)	$0.46	$0.43	$0.40	$1.72	$1.52

ROYAL BANK OF CANADA	-23-	Fourth Quarter 2003 Report

U.S. GAAP

Consolidated statement of changes in shareholders’ equity (unaudited)

	For the three months ended			For the year ended

	October 31	July 31	October 31	October 31	October 31
(C$ millions)	2003	2003	2002	2003	2002

Preferred shares
Balance at beginning of period	$822	$1,472	$1,673	$1,515	$1,990
Redeemed for cancellation	—	(634)	(149)	(634)	(464)
Translation adjustment on shares denominated in foreign currency	(9)	(16)	(9)	(68)	(11)

Balance at end of period	813	822	1,515	813	1,515

Common shares
Balance at beginning of period	7,001	7,012	7,017	6,963	6,926
Issued	36	42	22	190	190
Issuance costs, net of related income taxes	—	—	—	—	(1)
Purchased for cancellation	(38)	(53)	(76)	(154)	(152)

Balance at end of period	6,999	7,001	6,963	6,999	6,963

Additional paid-in capital
Balance at beginning of period	86	78	45	76	33
Renounced stock appreciation rights, net of related income taxes	1	7	29	5	29
Stock options granted	1	1	2	7	14

Balance at end of period	88	86	76	88	76

Retained earnings
Balance at beginning of period	11,278	11,053	10,326	10,473	9,311
Net income	804	776	732	3,036	2,898
Preferred share dividends	(11)	(12)	(24)	(68)	(98)
Common share dividends	(301)	(284)	(266)	(1,137)	(1,022)
Premium paid on common shares purchased for cancellation	(176)	(243)	(294)	(698)	(612)
Issuance costs, net of related income taxes	(3)	(12)	(1)	(15)	(4)

Balance at end of period	11,591	11,278	10,473	11,591	10,473

Accumulated other comprehensive income (loss), net of related income taxes
Unrealized gains and losses on available for sale securities	113	74	202	113	202
Unrealized foreign currency translation gains and losses, net of hedging activities	(893)	(473)	(54)	(893)	(54)
Gains and losses on derivatives designated as cash flow hedges	(104)	(71)	(127)	(104)	(127)
Additional pension obligation	(490)	(293)	(293)	(490)	(293)

Balance at end of period	(1,374)	(763)	(272)	(1,374)	(272)

Shareholders’ equity at end of period	$18,117	$18,424	$18,755	$18,117	$18,755

Comprehensive income, net of related income taxes
Net income	$804	$776	$732	$3,036	$2,898
Other comprehensive income
Change in unrealized gains and losses on available for sale securities	39	(140)	100	(89)	12
Change in unrealized foreign currency translation gains and losses	(1,814)	(234)	(159)	(2,988)	(59)
Impact of hedging unrealized foreign currency translation gains and losses	1,394	131	169	2,149	43
Change in gains and losses on derivatives designated as cash flow hedges	(52)	(11)	(15)	(57)	(50)
Reclassification to earnings of gains and losses on cash flow hedges	19	22	27	80	113
Additional pension obligation	(197)	—	(276)	(197)	(276)

Total comprehensive income	$193	$544	$578	$1,934	$2,681

ROYAL BANK OF CANADA	-24-	Fourth Quarter 2003 Report

U.S. GAAP

Consolidated statement of cash flows (unaudited)

	For the three months ended			For the year ended

	October 31	July 31	October 31	October 31	October 31
(C$ millions)	2003	2003	2002	2003	2002

Cash flows from operating activities
Net income	$804	$776	$732	$3,036	$2,898
Adjustments to determine net cash provided by (used in) operating activities
Provision for credit losses	137	167	235	715	1,065
Depreciation	96	94	97	380	388
Amortization of other intangibles	16	16	20	71	72
(Gain) loss on sale of premises and equipment	(5)	(5)	2	(18)	(35)
Gain on loan securitizations	(9)	(19)	(12)	(34)	(54)
Loss on investments in associated corporations	29	—	—	29	—
(Gain) loss on sale of available for sale securities	(13)	11	113	(19)	112
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	(210)	1,756	706	1,498	866
Net change in accrued interest receivable and payable	21	17	(83)	123	(166)
Current income taxes	415	(2)	116	672	419
Deferred income taxes	(44)	54	126	120	45
Derivative-related assets	(858)	1,345	(82)	(5,390)	(2,608)
Derivative-related liabilities	2,060	(998)	(623)	5,690	3,289
Trading account securities	(8,721)	3,180	(1,687)	(11,556)	(11,044)
Obligations related to securities sold short	2,505	(3,151)	2,164	4,753	1,953
Other	(5,925)	2,089	1,745	(6,749)	744

Net cash provided by (used in) operating activities	(9,702)	5,330	3,569	(6,679)	(2,056)

Cash flows from investing activities
Change in interest-bearing deposits with banks	4,140	489	(1,491)	4,126	(3,035)
Change in loans, net of loan securitizations	(1,087)	(4,004)	(904)	(5,255)	(3,360)
Proceeds from loan securitizations	1,000	434	201	1,742	1,691
Proceeds from sale of available for sale securities	7,716	4,737	3,507	19,575	16,741
Proceeds from maturity of available for sale securities	8,924	5,417	4,473	25,438	15,717
Purchases of available for sale securities	(15,447)	(14,694)	(9,146)	(49,734)	(33,450)
Net acquisitions of premises and equipment	(188)	(87)	(125)	(398)	(390)
Change in assets purchased under reverse repurchase agreements	5,579	(4,781)	(893)	(458)	39
Net cash provided by (used in) acquisition of subsidiaries	(109)	22	60	(281)	(99)

Net cash provided by (used in) investing activities	10,528	(12,467)	(4,318)	(5,245)	(6,146)

Cash flows from financing activities
Change in deposits - Canada	595	5,772	4,159	11,564	2,402
Change in deposits - International	2,190	395	(5,369)	3,045	4,997
Issue of subordinated debentures	—	—	—	—	635
Repayment of subordinated debentures	(100)	—	(400)	(100)	(501)
Redemption of preferred shares for cancellation	—	(634)	(149)	(634)	(464)
Issuance costs	(3)	(12)	(1)	(15)	(5)
Issue of common shares	36	41	19	183	168
Purchase of common shares for cancellation	(214)	(296)	(370)	(852)	(764)
Payment of dividends	(294)	(308)	(281)	(1,181)	(1,104)
Change in obligations related to assets sold under repurchase agreements	(854)	2,485	1,479	2,626	245
Change in short-term borrowings of subsidiaries	(1,769)	(501)	1,969	(2,359)	3,335

Net cash provided by (used in) financing activities	(413)	6,942	1,056	12,277	8,944

Net change in cash and due from banks	413	(195)	307	353	742
Cash and due from banks at beginning of period	2,474	2,669	2,227	2,534	1,792

Cash and due from banks at end of period	$2,887	$2,474	$2,534	$2,887	$2,534

Supplemental disclosure of cash flow information
Amount of interest paid in period	$1,604	$1,870	$1,966	$7,170	$8,229
Amount of income taxes paid in period	$168	$379	$107	$1,723	$738

ROYAL BANK OF CANADA	-25-	Fourth Quarter 2003 Report

U.S. GAAP

Appendix : Results by business and geographic segments(1)

a) Quarterly earnings by business segment

	RBC Banking			RBC Insurance			RBC Investments			RBC Capital Markets

	Q4	Q3	Q4	Q4	Q3	Q4	Q4	Q3	Q4	Q4	Q3	Q4
	03	03	02	03	03	02	03	03	02	03	03	02

Net interest income	$1,378	$1,422	$1,426	$—	$—	$—	$93	$103	$96	$113	$85	$104
Non-interest income	487	538	505	548	505	527	821	801	784	519	603	540

Total revenues	1,865	1,960	1,931	548	505	527	914	904	880	632	688	644
Provision for credit losses	131	135	122	—	—	—	(2)	—	1	15	39	117
Insurance policyholder benefits, claims and acquisition expense	—	—	—	386	335	355	—	—	—	—	—	—
Non-interest expense	1,148	1,163	1,161	108	117	121	722	733	733	431	420	407
Income taxes and non-controlling interest	207	248	246	(7)	(4)	—	68	58	50	55	82	24

Net income (loss)	$379	$414	$402	$61	$57	$51	$126	$113	$96	$131	$147	$96

	RBC Global Services			Other			Total

	Q4	Q3	Q4	Q4	Q3	Q4	Q4	Q3	Q4
	03	03	02	03	03	02	03	03	02

Net interest income	$41	$42	$33	$(9)	$6	$84	$1,616	$1,658	$1,743
Non-interest income	175	176	170	83	21	(3)	2,633	2,644	2,523

Total revenues	216	218	203	74	27	81	4,249	4,302	4,266
Provision for credit losses	—	—	3	(7)	(7)	(8)	137	167	235
Insurance policyholder benefits, claims and acquisition expense	—	—	—	—	—	—	386	335	355
Non-interest expense	159	149	137	14	(1)	42	2,582	2,581	2,601
Income taxes and non-controlling interest	13	20	19	4	39	4	340	443	343

Net income (loss)	$44	$49	$44	$63	$(4)	$43	$804	$776	$732

b) Quarterly earnings by geographic segment

	October 31, 2003				July 31, 2003				October 31, 2002

	Canada	U.S.(2)	Other Int’l	Total	Canada	U.S.(2)	Other Int’l	Total	Canada	U.S.(2)	Other Int’l	Total

Net interest income	$1,251	$277	$88	$1,616	$1,304	$294	$60	$1,658	$1,391	$299	$53	$1,743
Non-interest income	1,348	844	441	2,633	1,336	861	447	2,644	1,043	978	502	2,523

Total revenues	2,599	1,121	529	4,249	2,640	1,155	507	4,302	2,434	1,277	555	4,266
Provision for credit losses	107	25	5	137	130	27	10	167	84	105	46	235
Insurance policyholder benefits, claims and acquisition expense	143	109	134	386	118	113	104	335	68	130	157	355
Non-interest expense	1,458	858	266	2,582	1,496	868	217	2,581	1,429	958	214	2,601
Income taxes and non-controlling interest	305	38	(3)	340	379	50	14	443	311	18	14	343

Net income	$586	$91	$127	$804	$517	$97	$162	$776	$542	$66	$124	$732

(1)	For management reporting purposes, our operations are grouped into the main business segments of RBC Banking, RBC Insurance, RBC Investments, RBC Capital Markets and RBC Global Services. The Other segment mainly comprises Corporate Treasury, Corporate Resources, Systems & Technology, and Real Estate Operations. The management reporting process measures the performance of these business segments based on our management structure and is not necessarily comparable with similar information for other financial services companies. We use a management reporting model that includes methodologies for funds transfer pricing, attribution of economic capital and cost transfers to measure business segment results. Operating revenues and expenses directly associated with each segment are included in the business segment results. Transfer pricing of funds and inter-segment goods and services are generally at market rates. Overhead costs, indirect expenses and capital are attributed to the business segments based on allocation and risk-based methodologies which are subject to ongoing review. For geographic reporting, our segments are grouped into Canada, United States and Other International. Transactions are recorded based on client location and local residing currency and are subject to foreign exchange rate fluctuations with respect to the movement in the Canadian dollar.

(2)	U.S. segment results include Net income from our U.S. acquisitions (including RBC Centura, RBC Dain Rauscher and RBC Liberty) of $35 million, $76 million and $80 million for the quarters ended October 31, 2003, July 31, 2003 and October 31, 2002 respectively.

ROYAL BANK OF CANADA	-26-	Fourth Quarter 2003 Report

U.S. GAAP

c) Full year earnings by business segment

	RBC Banking		RBC Insurance		RBC Investments		RBC Capital Markets

	2003	2002	2003	2002	2003	2002	2003	2002

Net interest income	$5,546	$5,557	$—	$—	$419	$371	$410	$532
Non-interest income	2,106	2,090	2,045	1,910	3,111	3,276	2,215	2,142

Total revenues	7,652	7,647	2,045	1,910	3,530	3,647	2,625	2,674
Provision for credit losses	554	626	—	—	(2)	(1)	189	465
Insurance policyholder benefits, claims and acquisition expense	—	—	1,404	1,330	—	—	—	—
Non-interest expense	4,642	4,520	424	399	2,911	3,144	1,671	1,627
Income taxes and non-controlling interest	902	955	(11)	(9)	209	158	274	143

Net income	$1,554	$1,546	$228	$190	$412	$346	$491	$439

	RBC Global Services		Other		Total

	2003	2002	2003	2002	2003	2002

Net interest income	$164	$136	$109	$332	$6,648	$6,928
Non-interest income	680	672	142	42	10,299	10,132

Total revenues	844	808	251	374	16,947	17,060
Provision for credit losses	2	10	(28)	(35)	715	1,065
Insurance policyholder benefits, claims and acquisition expense	—	—	—	—	1,404	1,330
Non-interest expense	595	548	(7)	6	10,236	10,244
Income taxes and non-controlling interest	69	77	113	199	1,556	1,523

Net income	$178	$173	$173	$204	$3,036	$2,898

d) Full year earnings by geographic segment

	2003				2002

	Canada	U.S.(2)	Other Int’l	Total	Canada	U.S.(2)	Other Int’l	Total

Net interest income	$5,190	$1,187	$271	$6,648	$5,466	$1,106	$356	$6,928
Non-interest income	5,108	3,428	1,763	10,299	4,746	3,696	1,690	10,132

Total revenues	10,298	4,615	2,034	16,947	10,212	4,802	2,046	17,060
Provision for credit losses	521	106	88	715	529	440	96	1,065
Insurance policyholder benefits, claims and acquisition expense	552	414	438	1,404	368	431	531	1,330
Non-interest expense	5,824	3,504	908	10,236	5,747	3,670	827	10,244
Income taxes and non-controlling interest	1,309	209	38	1,556	1,418	51	54	1,523

Net income	$2,092	$382	$562	$3,036	$2,150	$210	$538	$2,898

(1)  For management reporting purposes, our operations are grouped into the main business segments of RBC Banking, RBC Insurance, RBC Investments, RBC Capital Markets and RBC Global Services. The Other segment mainly comprises Corporate Treasury, Corporate Resources, Systems & Technology, and Real Estate Operations. The management reporting process measures the performance of these business segments based on our management structure and is not necessarily comparable with similar information for other financial services companies. We use a management reporting model that includes methodologies for funds transfer pricing, attribution of economic capital and cost transfers to measure business segment results. Operating revenues and expenses directly associated with each segment are included in the business segment results. Transfer pricing of funds and inter-segment goods and services are generally at market rates. Overhead costs, indirect expenses and capital are attributed to the business segments based on allocation and risk-based methodologies which are subject to ongoing review. For geographic reporting, our segments are grouped into Canada, United States and Other International. Transactions are recorded based on client location and local residing currency and are subject to foreign exchange rate fluctuations with respect to the movement in the Canadian dollar.

(2)  U.S. segment results include Net income from our U.S. acquisitions (including RBC Centura, RBC Dain Rauscher and RBC Liberty) of $251 million and $232 million for the years ended October 31, 2003 and October 31, 2002 respectively.

ROYAL BANK OF CANADA	-27-	Fourth Quarter 2003 Report

Appendix: Credit related information (unaudited) (1)

Nonaccrual loans (2)

	October 31	July 31	April 30	January 31	October 31
(C$ millions, except percentage amounts)	2003	2003	2003	2003	2002

Nonaccrual loans
Residential mortgage	$131	$128	$132	$132	$131
Personal	235	260	273	293	306
Business and government	1,379	1,511	1,758	1,949	1,851

Total	$1,745	$1,899	$2,163	$2,374	$2,288

Nonaccrual loans as a % of related loans and acceptances
Residential mortgage	0.17%	0.17%	0.18%	0.18%	0.18%
Personal	0.69%	0.78%	0.84%	0.92%	0.96%
Business and government	2.27%	2.37%	2.70%	2.90%	2.65%

Total	0.98%	1.06%	1.22%	1.33%	1.27%

Allowance for credit losses

	For the three months ended			For the year ended

	October 31	July 31	October 31	October 31	October 31
(C$ millions, except percentage amounts)	2003	2003	2002	2003	2002

Allowance at beginning of period	$2,265	$2,335	$2,332	$2,314	$2,392
Provision for credit losses	137	167	235	715	1,065
Charge-offs
Residential mortgage	(4)	(3)	(3)	(10)	(12)
Personal	(88)	(91)	(86)	(373)	(398)
Credit card	(48)	(50)	(38)	(192)	(178)
Business and government	(114)	(123)	(269)	(401)	(869)

	(254)	(267)	(396)	(976)	(1,457)
Recoveries
Personal	17	18	17	68	70
Credit card	10	10	9	37	38
Business and government	16	12	40	65	90

	43	40	66	170	198

Net charge-offs	(211)	(227)	(330)	(806)	(1,259)
Acquisition of Admiralty Bancorp, Inc.	—	—	—	8	—
Acquisition of Eagle Bancshares, Inc.	—	—	—	—	18
Adjustments	(27)	(10)	77	(67)	98

Allowance at end of period	$2,164	$2,265	$2,314	$2,164	$2,314

Net charge-offs (excluding LDCs) as a % of average loans and acceptances	0.47%	0.51%	0.66%	0.45%	0.69%
Net charge-offs as a % of average loans and acceptances	0.47%	0.51%	0.74%	0.45%	0.71%
Allocation of allowance
Residential mortgage	$37	$36	$41	$37	$41
Personal	437	442	465	437	465
Credit card	151	152	152	151	152
Business and government	1,301	1,388	1,405	1,301	1,405

Allocated allowance	1,926	2,018	2,063	1,926	2,063
Unallocated allowance	238	247	251	238	251

Total	$2,164	$2,265	$2,314	$2,164	$2,314

Composition of allowance
Allocated specific	$757	$849	$894	$757	$894
Allocated country risk	—	—	—	—	—
Allocated general	1,169	1,169	1,169	1,169	1,169

Total allocated allowance	1,926	2,018	2,063	1,926	2,063
Unallocated allowance	238	247	251	238	251

Total	$2,164	$2,265	$2,314	$2,164	$2,314

Consisting of:
Allowance for loan losses	$2,055	$2,156	$2,203	$2,055	$2,203
Allowance for off-balance sheet and other items	109	109	109	109	109
Allowance for tax-exempt securities	—	—	2	—	2

Total	$2,164	$2,265	$2,314	$2,164	$2,314

Allowance for loan losses as a % of loans and acceptances	1.2%	1.2%	1.2%	1.2%	1.2%
Allowance for loan losses as a % of loans, acceptances and reverse repurchase agreements	1.0%	1.0%	1.0%	1.0%	1.0%
Allowance for loan losses as a % of nonaccrual loans (coverage ratio), excluding LDCs	118%	114%	96%	118%	96%

(1)	Financial measures are derived from U.S. GAAP consolidated financial statements, unless otherwise noted. Selected definitions are available in the Glossary on pages 103 and 104 of the 2002 Annual Report.

(2)	Nonaccrual loans are reported on a gross basis.

ROYAL BANK OF CANADA	-28-	Fourth Quarter 2003 Report

Selected financial highlights (unaudited) (1)

		As at and for the three months ended				For the year ended

	Change from				Change from
	October 31	October 31	July 31	October 31	October 31	October 31	October 31
(C$ millions, except per share and percentage amounts)	2002	2003	2003	2002	2002	2003	2002

Earnings
Net interest income	(6)%	$1,633	$1,653	$1,740	(4)%	$6,642	$6,935
Non-interest income	8	2,727	2,795	2,528	4	10,776	10,320
Total revenues	2	4,360	4,448	4,268	1	17,418	17,255
Provision for credit losses	(40)	140	170	235	(32)	721	1,065
Insurance policyholder benefits, claims and acquisition expense	22	513	424	420	10	1,696	1,535
Non-interest expense	—	2,624	2,615	2,634	—	10,409	10,420
Net income	12	746	783	666	9	3,005	2,762
Return on common equity (2)	170 bp	16.5%	17.5%	14.8%	90 bp	16.7%	15.8%

Balance sheet information
Loans (net of allowance for loan losses)	1%	$170,394	$171,026	$169,258
Assets	7	403,033	403,979	376,956
Deposits	6	259,145	256,451	243,486
Subordinated debentures	(6)	6,243	6,440	6,614
Common equity	2	17,543	17,705	17,238

Capital ratios (3)
Common equity to risk-adjusted assets	10 bp	10.5%	10.4%	10.4%
Tier 1 capital	40	9.7%	9.6%	9.3%
Total capital	10	12.8%	12.7%	12.7%

Common share information
Shares outstanding (in thousands)
End of period	(1)%	656,021	658,612	665,257	(1)%	656,021	665,257
Average basic	(2)	656,952	660,810	668,868	(2)	662,080	672,571
Average diluted	(2)	663,841	667,543	674,840	(1)	669,016	678,120
Earnings per share
Basic	17%	$1.12	$1.17	$0.96	12%	$4.44	$3.96
Diluted	17	1.11	1.16	0.95	12	4.39	3.93
Share price
High (4)	13%	$65.00	$61.64	$57.55	10%	$65.00	$58.89
Low (4)	18	57.50	56.75	48.80	18	53.26	45.05
Close	17	63.48	58.90	54.41	17	63.48	54.41
Dividends per share	15	0.46	0.43	0.40	13	1.72	1.52
Book value per share – period end	3	26.74	26.88	25.91	3	26.74	25.91
Market capitalization (C$ billions)	15	41.6	38.8	36.2	15	41.6	36.2

Number of:
Employees (full-time equivalent)	1,263	60,812	60,621	59,549
Automated banking machines	(85)	4,401	4,465	4,486
Service delivery units
Canada	(14)	1,297	1,301	1,311
International	(19)	788	777	807

(1)	Financial information is derived from Canadian GAAP consolidated financial statements, unless otherwise noted. Select definitions are available in the Glossary on pages 103 and 104 of the 2002 Annual Report.

(2)	Net income available to common shareholders as a percent of average common equity (which is calculated as the average of the monthly common equity balances for the period).

(3)	Using guidelines issued by the Superintendent of Financial Institutions Canada (OSFI) and Canadian GAAP financial information.

(4)	Intraday high and low share prices.

ROYAL BANK OF CANADA	-29-	Fourth Quarter 2003 Report

CANADIAN GAAP

Consolidated balance sheet (unaudited)

	October 31	July 31	October 31
(C$ millions)	2003	2003	2002

Assets
Cash resources
Cash and due from banks	$2,887	$2,474	$2,534
Interest-bearing deposits with banks	14,667	18,808	18,789

	17,554	21,282	21,323

Securities
Trading account (pledged - $13,145; $5,352 and $6,558)	81,827	71,915	68,328
Investment account	35,238	35,499	25,078
Loan substitute	325	336	394

	117,390	107,750	93,800

Assets purchased under reverse repurchase agreements	36,289	41,868	35,831

Loans
Residential mortgage	78,817	77,199	72,840
Personal	34,003	33,171	31,956
Credit card	4,816	5,625	4,914
Business and government	54,813	57,187	61,751

	172,449	173,182	171,461
Allowance for loan losses	(2,055)	(2,156)	(2,203)

	170,394	171,026	169,258

Other
Customers’ liability under acceptances	5,943	6,391	8,051
Derivative-related amounts	35,612	34,740	30,258
Premises and equipment	1,670	1,576	1,653
Goodwill	4,587	4,735	5,004
Other intangibles	580	624	665
Other assets	13,014	13,987	11,113

	61,406	62,053	56,744

	$403,033	$403,979	$376,956

Liabilities and shareholders’ equity
Deposits
Personal	$106,709	$106,776	$101,892
Business and government	129,860	123,032	119,591
Bank	22,576	26,643	22,003

	259,145	256,451	243,486

Other
Acceptances	5,943	6,391	8,051
Obligations related to securities sold short	22,855	21,792	19,110
Obligations related to assets sold under repurchase agreements	23,735	24,589	21,109
Derivative-related amounts	37,775	35,721	32,137
Insurance claims and policy benefit liabilities	5,256	5,442	2,825
Other liabilities	21,318	26,252	23,372

	116,882	120,187	106,604

Subordinated debentures	6,243	6,440	6,614

Non-controlling interest in subsidiaries	2,388	2,355	1,469

Shareholders’ equity
Capital stock
Preferred	832	841	1,545
Common (shares issued and outstanding - 656,021,122; 658,611,652 and 665,257,068)	7,018	7,019	6,979
Additional paid-in capital	85	84	78
Retained earnings	10,440	10,602	10,181

	18,375	18,546	18,783

	$403,033	$403,979	$376,956

ROYAL BANK OF CANADA	-30-	Fourth Quarter 2003 Report

CANADIAN GAAP

Consolidated statement of income (unaudited)

	For the three months ended			For the year ended

	October 31	July 31	October 31	October 31	October 31
(C$ millions)	2003	2003	2002	2003	2002

Interest income
Loans	$2,478	$2,569	$2,653	$10,150	$10,463
Securities	674	659	717	2,740	2,852
Assets purchased under reverse repurchase agreements	186	225	195	787	651
Deposits with banks	78	91	117	376	483

	3,416	3,544	3,682	14,053	14,449

Interest expense
Deposits	1,290	1,390	1,463	5,452	5,709
Other liabilities	400	407	381	1,583	1,399
Subordinated debentures	93	94	98	376	406

	1,783	1,891	1,942	7,411	7,514

Net Interest Income	1,633	1,653	1,740	6,642	6,935

Non-Interest Income
Insurance premiums, investment and fee income	676	595	549	2,356	2,043
Trading revenues	441	543	486	2,009	1,766
Investment management and custodial fees	306	278	278	1,143	1,177
Securities brokerage commissions	285	299	269	1,108	1,223
Deposit and payment service charges	268	270	275	1,078	1,041
Mutual fund revenues	175	168	170	673	723
Underwriting and other advisory fees	204	194	157	671	643
Card service revenues	144	137	129	518	496
Foreign exchange revenues, other than trading	75	75	68	279	276
Credit fees	43	58	52	227	223
Mortgage banking revenues	(12)	63	60	198	222
Securitization revenues	60	30	45	165	174
Gain (loss) on sale of investment account securities	11	(13)	(113)	31	(111)
Other	51	98	103	320	424

	2,727	2,795	2,528	10,776	10,320

Total revenues	4,360	4,448	4,268	17,418	17,255

Provision for credit losses	140	170	235	721	1,065

Insurance policyholder benefits, claims and acquisition expense	513	424	420	1,696	1,535

Non-Interest expense
Human resources	1,603	1,630	1,514	6,448	6,315
Occupancy	186	201	203	775	796
Equipment	220	195	218	834	820
Communications	197	184	213	757	801
Professional fees	134	113	133	466	419
Outsourced item processing	73	69	74	292	306
Amortization of other intangibles	16	16	20	71	72
Other	195	207	259	766	891

	2,624	2,615	2,634	10,409	10,420

Net Income before Income taxes	1,083	1,239	979	4,592	4,235
Income taxes	300	425	285	1,460	1,365

Net income before non-controlling interest	783	814	694	3,132	2,870
Non-controlling interest in net income of subsidiaries	37	31	28	127	108

Net Income	$746	$783	$666	$3,005	$2,762

Preferred share dividends	11	12	24	68	98

Net income available to common shareholders	$735	$771	$642	$2,937	$2,664

Average number of common shares (in thousands)	656,952	660,810	668,868	662,080	672,571
Earnings per share (in dollars)	$1.12	$1.17	$0.96	$4.44	$3.96
Average number of diluted common shares (in thousands)	663,841	667,543	674,840	669,016	678,120
Diluted earnings per share (in dollars)	$1.11	$1.16	$0.95	$4.39	$3.93

Dividends per share (in dollars)	$0.46	$0.43	$0.40	$1.72	$1.52

ROYAL BANK OF CANADA	-31-	Fourth Quarter 2003 Report

CANADIAN GAAP

Consolidated statement of changes in shareholders’ equity (unaudited)

	For the three months ended			For the year ended

	October 31	July 31	October 31	October 31	October 31
(C$ millions)	2003	2003	2002	2003	2002

Preferred shares
Balance at beginning of period	$841	$1,502	$1,704	$1,545	$2,024
Redeemed for cancellation	—	(645)	(150)	(645)	(468)
Translation adjustment on shares denominated in foreign currency	(9)	(16)	(9)	(68)	(11)

Balance at end of period	832	841	1,545	832	1,545

Common shares
Balance at beginning of period	7,019	7,030	7,033	6,979	6,940
Issued	37	42	22	193	191
Purchased for cancellation	(38)	(53)	(76)	(154)	(152)

Balance at end of period	7,018	7,019	6,979	7,018	6,979

Additional paid-in capital
Balance at beginning of period	84	80	45	78	33
Renounced stock appreciation rights, net of related income taxes	—	3	31	—	31
Stock options granted	1	1	2	7	14

Balance at end of period	85	84	78	85	78

Retained earnings
Balance at beginning of period	10,602	10,465	10,089	10,181	9,168
Net income	746	783	666	3,005	2,762
Preferred share dividends	(11)	(12)	(24)	(68)	(98)
Common share dividends	(301)	(284)	(266)	(1,137)	(1,022)
Premium paid on common shares purchased for cancellation	(176)	(243)	(294)	(698)	(612)
Issuance costs, net of related income taxes	—	(4)	—	(4)	(1)
Change in unrealized foreign currency translation gains and losses	(1,814)	(234)	(159)	(2,988)	(59)
Impact of hedging unrealized foreign currency translation gains and losses, net of related income taxes	1,394	131	169	2,149	43

Balance at end of period	10,440	10,602	10,181	10,440	10,181

Shareholders’ equity at end of period	$18,375	$18,546	$18,783	$18,375	$18,783

ROYAL BANK OF CANADA	-32-	Fourth Quarter 2003 Report

CANADIAN GAAP

Consolidated statement of cash flows (unaudited)

	For the three months ended			For the year ended

	October 31	July 31	October 31	October 31	October 31
(C$ millions)	2003	2003	2002	2003	2002

Cash flows from operating activities
Net income	$746	$783	$666	$3,005	$2,762
Adjustments to determine net cash provided by (used in) operating activities
Provision for credit losses	140	170	235	721	1,065
Depreciation	99	98	102	398	407
Amortization of other intangibles	16	16	20	71	72
(Gain) loss on sale of premises and equipment	(2)	(5)	2	(15)	(35)
Gain on loan securitizations	(9)	(19)	(12)	(34)	(54)
Loss on investments in associated corporations	34	—	—	34	—
(Gain) loss on sale of investment account securities	(11)	13	113	(31)	111
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	(186)	56	49	46	236
Net change in accrued interest receivable and payable	33	14	(32)	100	(263)
Current income taxes	415	(2)	116	672	419
Deferred income taxes	41	132	176	275	98
Derivative-related assets	(872)	1,344	(90)	(5,354)	(3,018)
Derivative-related liabilities	2,054	(1,074)	(657)	5,638	3,491
Trading account securities	(9,912)	3,883	250	(13,498)	(10,136)
Obligations related to securities sold short	1,063	(462)	2,422	3,745	2,667
Other	(3,220)	458	(23)	(3,345)	(850)

Net cash provided by (used in) operating activities	(9,571)	5,405	3,337	(7,572)	(3,028)

Cash flows from investing activities
Change in interest-bearing deposits with banks	4,141	483	(1,490)	4,122	(3,046)
Change in loans, net of loan securitizations	(1,049)	(4,006)	(893)	(5,225)	(3,087)
Proceeds from loan securitizations	1,000	434	201	1,742	1,691
Proceeds from sale of investment account securities	7,703	4,689	3,500	19,340	16,393
Proceeds from maturity of investment account securities	8,924	5,417	4,473	25,428	15,717
Purchases of investment account securities	(15,519)	(14,781)	(8,951)	(49,750)	(33,093)
Change in loan substitute securities	11	46	7	69	44
Net acquisitions of premises and equipment	(196)	(91)	(131)	(420)	(419)
Change in assets purchased under reverse repurchase agreements	5,579	(4,781)	(893)	(458)	39
Net cash provided by (used in) acquisition of subsidiaries	(109)	22	60	(281)	(99)

Net cash provided by (used in) investing activities	10,485	(12,568)	(4,117)	(5,433)	(5,860)

Cash flows from financing activities
Issue of RBC Capital Trust II Securities (RBC TruCS)	—	900	—	900	—
Change in deposits	2,694	5,296	(1,179)	14,790	8,085
Issue of subordinated debentures	—	—	—	—	635
Repayment of subordinated debentures	(100)	—	(400)	(100)	(501)
Redemption of preferred shares for cancellation	—	(645)	(150)	(645)	(468)
Issuance costs	—	(4)	—	(4)	1
Issue of common shares	36	41	19	183	168
Purchase of common shares for cancellation	(214)	(296)	(370)	(852)	(764)
Payment of dividends	(294)	(308)	(281)	(1,181)	(1,104)
Change in obligations related to assets sold under repurchase agreements	(854)	2,485	1,479	2,626	245
Change in short-term borrowings of subsidiaries	(1,769)	(501)	1,969	(2,359)	3,335

Net cash provided by (used in) financing activities	(501)	6,968	1,087	13,358	9,630

Net change in cash and due from banks	413	(195)	307	353	742
Cash and due from banks at beginning of period	2,474	2,669	2,227	2,534	1,792

Cash and due from banks at end of period	$2,887	$2,474	$2,534	$2,887	2,534

Supplemental disclosure of cash flow information
Amount of interest paid in period	$1,604	$1,870	$1,966	$7,170	$8,229
Amount of income taxes paid in period	$168	$379	$107	$1,723	$738

ROYAL BANK OF CANADA	-33-	Fourth Quarter 2003 Report

CANADIAN GAAP

Appendix : Results by business and geographic segments (1)

a) Quarterly earnings by business segment

	RBC Banking			RBC Insurance

	Q4	Q3	Q4	Q4	Q3	Q4
	03	03	02	03	03	02

Net interest income	$1,378	$1,422	$1,426	$—	$—	$—
Non-interest income	488	540	509	676	595	549

Total revenues	1,866	1,962	1,935	676	595	549
Provision for credit losses	131	135	122	—	—	—
Insurance policyholder benefits, claims and acquisition expense	—	—	—	513	424	420
Non-interest expense	1,152	1,163	1,161	112	120	130
Income taxes and non-controlling interest	206	248	247	(7)	(5)	(17)

Net income	$377	$416	$405	$58	$56	$16

[Additional columns below]

[Continued from above table, first column(s) repeated]

	RBC Investments			RBC Capital Markets

	Q4	Q3	Q4	Q4	Q3	Q4
	03	03	02	03	03	02

Net interest income	$93	$103	$96	$112	$85	$103
Non-interest income	821	801	783	516	601	516

Total revenues	914	904	879	628	686	619
Provision for credit losses	(2)	—	1	18	42	117
Insurance policyholder benefits, claims and acquisition expense	—	—	—	—	—	—
Non-interest expense	722	733	733	431	420	407
Income taxes and non-controlling interest	68	58	48	52	82	15

Net income	$126	$113	$97	$127	$142	$80

	RBC Global Services			Other			Total

	Q4	Q3	Q4	Q4	Q3	Q4	Q4	Q3	Q4
	03	03	02	03	03	02	03	03	02

Net interest income	$42	$42	$34	$8	$1	$81	$1,633	$1,653	$1,740
Non-interest income	211	214	207	15	44	(36)	2,727	2,795	2,528

Total revenues	253	256	241	23	45	45	4,360	4,448	4,268
Provision for credit losses	—	—	3	(7)	(7)	(8)	140	170	235
Insurance policyholder benefits, claims and acquisition expense	—	—	—	—	—	—	513	424	420
Non-interest expense	187	180	166	20	(1)	37	2,624	2,615	2,634
Income taxes and non-controlling interest	23	27	27	(5)	46	(7)	337	456	313

Net income	$43	$49	$45	$15	$7	$23	$746	$783	$666

b) Quarterly earnings by geographic segment

	October 31, 2003				July 31, 2003

	Canada	U.S.(2)	Other Int’l	Total	Canada	U.S.(2)	Other Int’l	Total

Net interest income	$1,269	$277	$87	$1,633	$1,299	$294	$60	$1,653
Non-interest income	1,335	951	441	2,727	1,434	919	442	2,795

Total revenues	2,604	1,228	528	4,360	2,733	1,213	502	4,448
Provision for credit losses	110	25	5	140	133	27	10	170
Insurance policyholder benefits, claims and acquisition expense	165	215	133	513	148	172	104	424
Non-interest expense	1,502	857	265	2,624	1,533	865	217	2,615
Income taxes and non-controlling interest	300	38	(1)	337	389	54	13	456

Net income	$527	$93	$126	$746	$530	$95	$158	$783

[Additional columns below]

[Continued from above table, first column(s) repeated]

	October 31, 2002

	Canada	U.S.(2)	Other Int’l	Total

Net interest income	$1,388	$299	$53	$1,740
Non-interest income	1,056	987	485	2,528

Total revenues	2,444	1,286	538	4,268
Provision for credit losses	84	105	46	235
Insurance policyholder benefits, claims and acquisition expense	104	157	159	420
Non-interest expense	1,460	958	216	2,634
Income taxes and non-controlling interest	293	11	9	313

Net income	$503	$55	$108	$666

(1)  For management reporting purposes, our operations are grouped into the main business segments of RBC Banking, RBC Insurance, RBC Investments, RBC Capital Markets and RBC Global Services. The Other segment mainly comprises Corporate Treasury, Corporate Resources, Systems & Technology, and Real Estate Operations. The management reporting process measures the performance of these business segments based on our management structure and is not necessarily comparable with similar information for other financial services companies. We use a management reporting model that includes methodologies for funds transfer pricing, attribution of economic capital and cost transfers to measure business segment results. Operating revenues and expenses directly associated with each segment are included in the business segment results. Transfer pricing of funds and inter-segment goods and services are generally at market rates. Overhead costs, indirect expenses and capital are attributed to the business segments based on allocation and risk-based methodologies which are subject to ongoing review. For geographic reporting, our segments are grouped into Canada, United States and Other International. Transactions are recorded based on client location and local residing currency and are subject to foreign exchange rate fluctuations with respect to the movement in the Canadian dollar.

(2)  U.S. segment results include Net Income from our U.S. acquisitions (including RBC Centura, RBC Dain Rauscher and RBC Liberty) of $35 million, $77 million and $68 million for the quarters ended October 31, 2003, July 31, 2003 and October 31, 2002 respectively.

ROYAL BANK OF CANADA	-34-	Fourth Quarter 2003 Report

CANADIAN GAAP

c) Full year earnings by business segment

	RBC Banking		RBC Insurance		RBC Investments		RBC Capital Markets

	2003	2002	2003	2002	2003	2002	2003	2002

Net interest income	$5,546	$5,557	$—	$—	$419	$371	$409	$532
Non-interest income	2,127	2,073	2,356	2,043	3,110	3,274	2,247	2,112

Total revenues	7,673	7,630	2,356	2,043	3,529	3,645	2,656	2,644
Provision for credit losses	554	626	—	—	(2)	(1)	195	465
Insurance policyholder benefits, claims and acquisition expense	—	—	1,696	1,535	—	—	—	—
Non-interest expense	4,650	4,528	460	437	2,912	3,146	1,671	1,627
Income taxes and non-controlling interest	908	945	(16)	(46)	209	157	282	135

Net income	$1,561	$1,531	$216	$117	$410	$343	$508	$417

	RBC Global Services		Other		Total

	2003	2002	2003	2002	2003	2002

Net interest income	$166	$137	$102	$338	$6,642	$6,935
Non-interest income	824	820	112	(2)	10,776	10,320

Total revenues	990	957	214	336	17,418	17,255
Provision for credit losses	2	10	(28)	(35)	721	1,065
Insurance policyholder benefits, claims and acquisition expense	—	—	—	—	1,696	1,535
Non-interest expense	714	668	2	14	10,409	10,420
Income taxes and non-controlling interest	97	108	107	174	1,587	1,473

Net income	$177	$171	$133	$183	$3,005	$2,762

d) Full year earnings by geographic segment

	2003				2002

	Canada	U.S.(2)	Other Int’l	Total	Canada	U.S.(2)	Other Int’l	Total

Net interest income	$5,186	$1,188	$268	$6,642	$5,472	$1,106	$357	$6,935
Non-interest income	5,382	3,618	1,776	10,776	4,969	3,682	1,669	10,320

Total revenues	10,568	4,806	2,044	17,418	10,441	4,788	2,026	17,255
Provision for credit losses	527	106	88	721	529	440	96	1,065
Insurance policyholder benefits, claims and acquisition expense	679	580	437	1,696	498	502	535	1,535
Non-interest expense	5,992	3,511	906	10,409	5,920	3,676	824	10,420
Income taxes and non-controlling interest	1,316	217	54	1,587	1,408	16	49	1,473

Net income	$2,054	$392	$559	$3,005	$2,086	$154	$522	$2,762

(1)  For management reporting purposes, our operations are grouped into the main business segments of RBC Banking, RBC Insurance, RBC Investments, RBC Capital Markets and RBC Global Services. The Other segment mainly comprises Corporate Treasury, Corporate Resources, Systems & Technology, and Real Estate Operations. The management reporting process measures the performance of these business segments based on our management structure and is not necessarily comparable with similar information for other financial services companies. We use a management reporting model that includes methodologies for funds transfer pricing, attribution of economic capital and cost transfers to measure business segment results. Operating revenues and expenses directly associated with each segment are included in the business segment results. Transfer pricing of funds and inter-segment goods and services are generally at market rates. Overhead costs, indirect expenses and capital are attributed to the business segments based on allocation and risk-based methodologies which are subject to ongoing review. For geographic reporting, our segments are grouped into Canada, United States and Other International. Transactions are recorded based on client location and local residing currency and are subject to foreign exchange rate fluctuations with respect to the movement in the Canadian dollar.

(2)  U.S. segment results include Net income from our U.S. acquisitions (including RBC Centura, RBC Dain Rauscher and RBC Liberty) of $261 million and $180 million for the years ended October 31, 2003 and October 31, 2002 respectively.

ROYAL BANK OF CANADA	-35-	Fourth Quarter 2003 Report

CANADIAN GAAP

Appendix : Reconciliation of Canadian and United States generally accepted accounting principles

The consolidated financial information is prepared in accordance with Subsection 308 of the Bank Act (Canada) which states that except as otherwise specified by the Superintendent of Financial Institutions Canada, the financial information is to be prepared in accordance with Canadian generally accepted accounting principles (GAAP). As required by the United States Securities and Exchange Commission, material differences between Canadian and United States GAAP are described below.

	As at October 31, 2003			As at July 31, 2003

	Canadian		U.S.	Canadian		U.S.
Condensed consolidated balance sheets	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP

Assets
Cash Resources	$17,554	$(34)	$17,520	$21,282	$(35)	$21,247
Securities
Trading	81,827	(813)	81,014	71,915	378	72,293
Investment account	35,238	(35,238)	—	35,499	(35,499)	—
Loan substitute	325	(325)	—	336	(336)	—
Available for sale	—	35,783	35,783	—	36,127	36,127
Assets purchased under reverse repurchase agreements	36,289	—	36,289	41,868	—	41,868
Loans	170,394	98	170,492	171,026	57	171,083
Other
Customer’ liability under acceptances	5,943	—	5,943	6,391	—	6,391
Derivative - related amounts	35,612	1,028	36,640	34,740	1,042	35,782
Premises and equipment	1,670	(15)	1,655	1,576	(13)	1,563
Goodwill	4,587	46	4,633	4,735	43	4,778
Other intangibles	580	—	580	624	—	624
Reinsurance recoverables	—	3,321	3,321	—	3,390	3,390
Separate account assets	—	224	224	—	317	317
Other assets	13,014	5,483	18,497	13,987	(46)	13,941

	$403,033	$9,558	$412,591	$403,979	$5,425	$409,404

Liabilities and Shareholders’ Equity
Deposits	$259,145	$1,373	$260,518	$256,451	$1,282	$257,733
Other
Acceptances	5,943	—	5,943	6,391	—	6,391
Obligations related to securities sold short	22,855	(112)	22,743	21,792	(1,554)	20,238
Obligations related to assets sold under repurchase agreements	23,735	—	23,735	24,589	—	24,589
Derivative-related amounts	37,775	652	38,427	35,721	646	36,367
Insurance claims and policy benefit liabilities	5,256	3,374	8,630	5,442	3,398	8,840
Separate account liabilities	—	224	224	—	317	317
Other liabilities	21,318	4,881	26,199	26,252	2,019	28,271
Subordinated debentures	6,243	338	6,581	6,440	340	6,780
Non-controlling interest in subsidiaries	2,388	(914)	1,474	2,355	(901)	1,454
Shareholders’ equity	18,375	(258)	18,117	18,546	(122)	18,424

	$403,033	$9,558	$412,591	$403,979	$5,425	$409,404

[Additional columns below]

[Continued from above table, first column(s) repeated]

	As at October 31, 2002

	Canadian		U.S.
Condensed consolidated balance sheets	GAAP	Adjustments	GAAP

Assets
Cash Resources	$21,323	$(30)	$21,293
Securities
Trading	68,328	1,129	69,457
Investment account	25,078	(25,078)	—
Loan substitute	394	(394)	—
Available for sale	—	25,896	25,896
Assets purchased under reverse repurchase agreements	35,831	—	35,831
Loans	169,258	62	169,320
Other
Customer’ liability under acceptances	8,051	—	8,051
Derivative - related amounts	30,258	992	31,250
Premises and equipment	1,653	(14)	1,639
Goodwill	5,004	36	5,040
Other intangibles	665	—	665
Reinsurance recoverables	—	1,946	1,946
Separate account assets	—	68	68
Other assets	11,113	431	11,544

	$376,956	$5,044	$382,000

Liabilities and Shareholders’ Equity
Deposits	$243,486	$1,554	$245,040
Other
Acceptances	8,051	—	8,051
Obligations related to securities sold short	19,110	(1,120)	17,990
Obligations related to assets sold under repurchase agreements	21,109	—	21,109
Derivative-related amounts	32,137	600	32,737
Insurance claims and policy benefit liabilities	2,825	1,922	4,747
Separate account liabilities	—	68	68
Other liabilities	23,372	1,702	25,074
Subordinated debentures	6,614	346	6,960
Non-controlling interest in subsidiaries	1,469	—	1,469
Shareholders’ equity	18,783	(28)	18,755

	$376,956	$5,044	$382,000

	Three months ended			Year ended

	October 31	July 31	October 31	October 31	October 31
Condensed consolidated statements of income	2003	2003	2002	2003	2002

Net income, Canadian GAAP	$746	$783	$666	$3,005	$2,762
Adjustments:
Net interest income
Derivative instruments and hedging activities(1)	(3)	7	4	23	(6)
Variable Interest Entities(4)	(14)	(1)	—	(15)	—
Other	—	(1)	(1)	(2)	(1)
Non-interest income
Insurance premiums, investment and fee income(5)	(128)	(90)	(22)	(311)	(133)
Derivative instruments and hedging activities(1)	66	(27)	54	5	97
Reclassification of securities(2)	2	2	—	(12)	—
Variable Interest Entities(4)	(2)	3	—	1	—
Other	(32)	(39)	(37)	(160)	(152)
Provision for credit losses(2)	3	3	—	6	—
Insurance policyholder benefits, claims and acquisition expense(5)	127	89	65	292	205
Non-interest expense
Stock appreciation rights	8	—	(6)	16	17
Insurance related expenses(5)	4	3	9	35	37
Other	30	31	30	122	122
Income taxes and net change in income taxes due to the above items	(16)	12	(30)	17	(50)
Non-controlling interest in net income of subsidiaries(4)	13	1	—	14	—

Net income, U.S. GAAP	$804	$776	$732	$3,036	$2,898

Earnings per share	$1.21	$1.16	$1.06	$4.48	$4.16
Diluted earnings per share	$1.19	$1.14	$1.05	$4.43	$4.12

ROYAL BANK OF CANADA	- 36 -	Fourth Quarter 2003 Report

CANADIAN GAAP

Appendix : Reconciliation of Canadian and United States generally accepted accounting principles

(1)  Derivative instruments and hedging activities

Under U.S. GAAP, all derivatives are recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded in Net income, or if the derivative is designated and to the extent it functions effectively as a cash flow hedge, in Other comprehensive income within Shareholders’ equity. For derivatives designated as fair value hedges, the changes recorded in Net income are generally offset by changes in the fair value of the hedged item attributable to the risk being hedged. The changes recorded in Other comprehensive income are subsequently amortized to Net income to offset the effects of interest rate variability on cash flows of the hedged item. Under Canadian GAAP, derivatives used in sales and trading activities and non-trading derivatives that do not qualify for hedge accounting are recorded on the balance sheet at fair value with changes in fair value recorded in Net income. Where derivatives have been designated and function effectively as hedges, income or expense is recognized over the life of the hedged asset or liability as adjustments to interest income or interest expense. Non-trading derivatives that did not qualify for hedge accounting on the adoption of Accounting Guideline 13, Hedging Relationships, are recorded at fair value with transition gains or losses being recognized in income as the original hedged item affects Net income. Recording derivatives and hedging activities in accordance with U.S. GAAP would increase Net income by $40 million for the three months ended October 31, 2003, would increase Securities by $34 million, Loans by $51 million, Other assets by $792 million, Deposits by $76 million, Other liabilities by $460 million and Subordinated debentures by $338 million, and would decrease Cash resources by $34 million, and Shareholders’ equity by $31 million as at October 31, 2003.

(2)  Reclassification of securities

Under U.S. GAAP, Securities are classified as Trading account or Available for sale. Writedowns to reflect other than temporary impairment in the value of Available for sale securities are included in Non-interest income. Under Canadian GAAP, Securities are classified as Trading account, Investment account or Loan substitute. Writedowns to reflect other than temporary impairment in the value of Investment account securities are included in Non-interest income. Loan substitute securities are accorded the accounting treatment applicable to loans and if required, are reduced by an allowance for credit losses. Classifying Securities in accordance with U.S. GAAP would increase Net income by $5 million for the three months ended October 31, 2003, would increase Securities by $182 million and Shareholders’ equity by $116 million, and would decrease Other assets by $66 million as at October 31, 2003.

(3)  Guarantees

Under U.S. GAAP, the initial liability for obligations assumed with respect to guarantees issued or modified after December 31, 2002 is recorded on the balance sheet at fair value. Recording Guarantees in accordance with U.S. GAAP would increase Other assets and Other liabilities by $38 million as at October 31, 2003.

(4)  Variable interest entities

Pursuant to FIN 46, Consolidation of Variable Interest Entities, under U.S. GAAP we consolidate Variable Interest Entities (VIEs) created after January 31, 2003, where we are the entity’s Primary Beneficiary. VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Primary Beneficiary is the party that has exposure to a majority of the expected losses and/or expected residual returns of the VIE. Under Canadian GAAP, pending the adoption of Accounting Guideline 15, Consolidation of Variable Interest Entities, we consolidate these entities if we control them for economic benefits and are exposed to the related risks. Recording VIEs in accordance with U.S. GAAP would decrease Net income by $2 million, would increase Loans by $47 million, Deposits by $938 million and Other liabilities by $12 million, and would decrease Other assets by $11 million, and Non-controlling interest in subsidiaries by $914 million as at October 31, 2003.

(5)  Insurance accounting

There are differences between U.S. and Canadian GAAP treatment with respect to life insurance premiums, investments, acquisition costs and claims and policy benefit liabilities. These lead to timing differences in income and expense recognition. The accounting treatments for Reinsurance recoverables, Separate account assets and liabilities, Other assets and Other liabilities under U.S. and Canadian GAAP are also different. Under U.S. GAAP, the valuation of Insurance claims and policy benefit liabilities is based on several accounting standards issued by the Financial Accounting Standards Board, but under Canadian GAAP, the liabilities are calculated using the actuarial standards of the Canadian Institute of Actuaries. Reinsurance recoverables of ceded contracts are presented on a gross basis as a separate balance sheet asset under U.S. GAAP, rather than netted against Insurance claims and policy benefit liabilities under Canadian GAAP. Separate account assets and liabilities are presented in summary lines in the Consolidated balance sheet under U.S. GAAP, while they are not included in the consolidated financial statements under Canadian GAAP. The application of U.S. GAAP would increase Net income by $3 million for the three months ended October 31, 2003, would increase Other assets by $3,645 million, Other liabilities by $3,541 million and Shareholders’ equity by $104 million, as at October 31, 2003.

ROYAL BANK OF CANADA	-37-	Fourth Quarter 2003 Report

Appendix: Credit related information (unaudited) (1)

Impaired loans (2)

	October 31	July 31	April 30	January 31	October 31
(C$ millions, except percentage amounts)	2003	2003	2003	2003	2002

Net impaired loans
Residential mortgage	$118	$114	$118	$114	$113
Personal	96	106	109	113	129
Business and government	774	830	1,014	1,193	1,152

Total	$988	$1,050	$1,241	$1,420	$1,394

Net impaired loans as a % of related loans, acceptances and reverse repurchase agreements
Residential mortgage	0.15%	0.15%	0.16%	0.16%	0.16%
Personal	0.28%	0.32%	0.34%	0.36%	0.41%
Business and government	0.80%	0.79%	1.00%	1.14%	1.10%

Total	0.46%	0.48%	0.59%	0.67%	0.65%

Allowance for credit losses

	For the three months ended			For the year ended

	October 31	July 31	October 31	October 31	October 31
(C$ millions, except percentage amounts)	2003	2003	2002	2003	2002

Allowance at beginning of period	$2,265	$2,335	$2,332	$2,314	$2,392
Provision for credit losses	140	170	235	721	1,065
Write-offs
Residential mortgage	(4)	(3)	(3)	(10)	(12)
Personal	(88)	(91)	(86)	(373)	(398)
Credit card	(48)	(50)	(38)	(192)	(178)
Business and government	(117)	(126)	(269)	(407)	(869)

	(257)	(270)	(396)	(982)	(1,457)
Recoveries
Personal	17	18	17	68	70
Credit card	10	10	9	37	38
Business and government	16	12	40	65	90

	43	40	66	170	198

Net write-offs	(214)	(230)	(330)	(812)	(1,259)
Acquisition of Admiralty Bancorp, Inc.	—	—	—	8	—
Acquisition of Eagle Bancshares, Inc.	—	—	—	—	18
Adjustments	(27)	(10)	77	(67)	98

Allowance at end of period	$2,164	$2,265	$2,314	$2,164	$2,314

Net write-offs (excluding LDCs) as a % of average loans, acceptances and reverse repurchase agreements	0.39%	0.43%	0.54%	0.37%	0.58%
Net write-offs as a % of average loans, acceptances and reverse repurchase agreements	0.39%	0.43%	0.60%	0.37%	0.60%
Allocation of allowance
Residential mortgage	$37	$36	$41	$37	$41
Personal	437	442	465	437	465
Credit card	151	152	152	151	152
Business and government	1,301	1,388	1,405	1,301	1,405

Allocated allowance	1,926	2,018	2,063	1,926	2,063
General unallocated allowance	238	247	251	238	251

Total	$2,164	$2,265	$2,314	$2,164	$2,314

Composition of allowance
Specific, including allowance for loan substitute securities	$757	$849	$894	$757	$894
Country risk	—	—	—	—	—
General allocated	1,169	1,169	1,169	1,169	1,169
General unallocated	238	247	251	238	251

Total allowance for credit losses	$2,164	$2,265	$2,314	$2,164	$2,314

Consisting of:
Allowance for loan losses	$2,055	$2,156	$2,203	$2,055	$2,203
Allowance for off-balance sheet and other items	109	109	109	109	109
Allowance for loan substitute securities	—	—	2	—	2

Total	$2,164	$2,265	$2,314	$2,164	$2,314

Allowance for loan losses as a % of loans, acceptances and reverse repurchase agreements	1.0%	1.0%	1.0%	1.0%	1.0%
Allowance for loan losses as a % of gross impaired loans (coverage ratio), excluding LDCs	118%	114%	96%	118%	96%

(1)	Financial measures are derived from Canadian GAAP consolidated financial statements, unless otherwise noted. Selected definitions are available in the Glossary on pages 103 and 104 of the 2002 Annual Report.

(2)	Impaired loans are net of allowance for specific and country risk.

ROYAL BANK OF CANADA	-38-	Fourth Quarter 2003 Report

Share Information (unaudited)

	October 31	July 31	October 31
(Number of shares in thousands)	2003	2003	2002

First preferred shares (1)
Non-cumulative Series E	—	—	—
Non-cumulative Series J	—	—	12,000
US $ Non-cumulative Series K	—	—	10,000
Non-cumulative Series N	12,000	12,000	12,000
Non-cumulative Series O	6,000	6,000	6,000
US $ Non-cumulative Series P	4,000	4,000	4,000
Non-cumulative Series S	10,000	10,000	10,000

	32,000	32,000	54,000

Series 2010 and 2011 trust securities issued by RBC Capital Trust (2)	1,400	1,400	1,400
Series 2013 trust securities issued by RBC Capital Trust II (3)	900	900	—
Stock options
Outstanding at end of period	24,803	25,880	28,479
Exercisable at end of period	15,415	16,405	14,050
Common shares	656,021	658,612	665,257

(1)	Details provided in Royal Bank of Canada’s 2002 Annual Report Note 13 on pages 85 and 86 and Note 17 on page 91.

(2)	Reported in Non-controlling interest in subsidiaries on the U.S. and Canadian GAAP Consolidated balance sheet. Conversion features are available in the prospectus dated July 17, 2000 for Series 2010, and in the prospectus dated November 29, 2000 for Series 2011.

(3)	Reported in Non-controlling interest in subsidiaries on the Canadian GAAP Consolidated balance sheet. Conversion features are available in the prospectus dated July 16, 2003.

ROYAL BANK OF CANADA	-39-	Fourth Quarter 2003 Report